Notice of 2020 Annual Meeting and Proxy Statement

Genworth Financial, Inc.





Our Promise

We apply our nearly 150 years of experience each day in helping customers achieve the dream of homeownership, navigate caregiving options, protect and grow their retirement income and prepare for the financial challenges that come as we age. We're here to be a trusted ally for everybody who needs care as they age and anybody who loves them.

Our Strength is Our People

We understand the issues you face because we face them too. We're all someone's son or daughter, mother or father, neighbor or friend. We share the same dream of homeownership and the same challenges of aging and caregiving for people we love. We understand how important these issues are and how much they matter, and that's why we come to work every day. That's why we're committed to a work environment that fosters inclusion, community involvement, learning, and well-being.

What We Stand For

We are committed to helping families become more financially secure, self-reliant, and prepared for the future. Furthermore, we believe aging isn't something to be endured; it's something to be embraced.

Whether it's pioneering long term care insurance over 40 years ago, helping more families get into their first homes, or leading the conversation about how issues of aging affect all of us, you can count on us to be at the forefront of the industry.

Letter to Our Stockholders

October 28, 2020

Dear Stockholder,



James S. Riepe
Non-Executive
Chairman of the Board



Thomas J. McInerney
President and Chief
Executive Officer

"In the midst of this unprecedented environment, Genworth has remained focused on executing for its stockholders. We made significant strides towards closing the transaction with Oceanwide in 2019 and 2020, which we continue to believe represents the best value for our stockholders."

You are invited to attend the 2020 Annual Meeting of Stockholders of Genworth Financial, Inc. to be held at 9:00 a.m. Eastern Time on Thursday, December 10, 2020, at www.virtualshareholdermeeting.com/GNW2020

As we enter the final months of 2020, we reflect on the significant challenges that the world and our communities have faced in light of the global pandemic.

Genworth's first priority since the beginning of the pandemic has been to protect the health and well-being of our people. We're very proud of how our employees have adapted to this new environment, and would like to thank them for their continued dedication to Genworth, and for serving our customers with excellence as they also navigate these uncertain times.

In light of ongoing developments related to the coronavirus (COVID-19) and after careful consideration, the Board of Directors has determined to hold a virtual-only annual meeting to facilitate stockholder attendance and participation by enabling stockholders to participate from any location and at no cost. We believe this is the right choice for the company at this time, as it enables engagement with our stockholders, regardless of size, resources or physical location, while safeguarding the health and wellbeing of our stockholders, employees, and members of the Board and management. We are committed to ensuring stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/GNW2020.

Progress Towards Closing Oceanwide Transaction

In the midst of this unprecedented environment, Genworth has remained focused on executing for its stockholders. We made significant strides towards closing the transaction with China Oceanwide ("Oceanwide") in 2019 and 2020, which we continue to believe represents the best value for our stockholders. Our joint progress includes securing all U.S. approvals needed to close the transaction, and Oceanwide making substantial progress on its financing plan for the transaction.

Each time we have extended the merger agreement, Genworth's Board, management team and external advisors evaluated the transaction's value relative to the value of other alternatives and each time determined it remains the best option for stockholders.

By closing the transaction, we believe that Genworth will have a brighter future, greater financial strength and the ability to continue to care for our customers, our communities, and each other.

Enhanced Financial Position

Genworth has also been steadfast in its commitment to enhancing the company's liquidity position while working through the transaction process. This includes generating $1.8 billion in proceeds from the sale of our interest in Genworth MI Canada, issuing $750 million in senior debt out of our U.S. MI insurance subsidiary (U.S. MI), and continued preparation for a potential partial IPO of U.S. MI. These steps have preserved stockholder value and enabled Genworth to meet its near-term financial obligations.

Delivering Strong Results in Uncertain Environment

In addition to taking action to enhance our liquidity, we have also delivered strong financial results. For the full year of 2019, Genworth delivered adjusted operating income of $420 million versus a loss of $5 million in 2018, driven by strong execution by our U.S. MI business that was supported by favorable fundamentals, as well as continued progress towards our long-term care insurance multi-year rate action plan.

This strong performance continued into 2020, despite volatile market conditions and a significant decline in interest rates.

While the duration of the pandemic and related economic repercussions remain uncertain, Genworth is taking steps to maintain sufficient capital levels to ensure our businesses can withstand a wide range of economic scenarios, while addressing our upcoming financial obligations.

Genworth's 2020 Annual Meeting

Because the pending Oceanwide transaction has not yet been completed, the 2020 Annual Meeting of Stockholders has been scheduled in order to ensure that we remain in compliance with the listing standards of the New York Stock Exchange, which require each listed issuer to hold an annual meeting of stockholders no later than one year after the end of the issuer's fiscal year. In the event the Oceanwide transaction is completed by December 10, 2020, the 2020 Annual Meeting will not be held.

The 2020 Annual Meeting of Stockholders will include a report on our business operations, discussion and voting on the matters set forth in the accompanying Notice of 2020 Annual Meeting of Stockholders and Proxy Statement, and discussion and voting on any other business matters properly brought before the meeting.

The compensation information included in the Proxy Statement reflects compensation paid to our directors and named executive officers in 2019. This information was previously disclosed in an amendment to our Form 10-K for the fiscal year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on April 10, 2020.

Proxy Voting

Whether or not you plan to attend the 2020 Annual Meeting of Stockholders, you can ensure your shares are represented at the meeting by promptly submitting your proxy by telephone, by Internet or by completing, signing, dating and returning your proxy card.

Cordially,

James S. Riepe
Non-Executive Chairman of the Board

Thomas J. McInerney
President and Chief Executive Officer

Notice of 2020 Annual Meeting of Stockholders



 **Date and Time**
Thursday,
December 10, 2020,
at 9:00 a.m. local time

 **Location**
There is no physical
location for Genworth's
2020 Annual Meeting.
Stockholders may
instead attend virtually
and access the list
of stockholders
entitled to vote at:
www.virtualshareholder
meeting.com/GNW2020

 **Who Can Vote**
Stockholders of record
at the close of business
on October 16, 2020

How to Vote

 **Internet**
www.proxyvote.com

 **Telephone**
1-800-579-1639

 **E-mail**
sendmaterial@
proxyvote.com

 **Mail**
You can vote by mail by
requesting a paper copy
of the materials, which
will include a proxy card.

Voting Items

Proposals	Board Vote Recommendation	For Further Details
1. Election of Directors	✔ **FOR** each nominee	↗ Page 15
2. Advisory Vote to Approve Named Executive Officer Compensation	✔ **FOR**	↗ Page 43
3. Ratification of Independent Registered Public Accounting Firm	✔ **FOR**	↗ Page 81

Stockholders will also discuss and vote on such other business as may properly come before the 2020 Annual Meeting or any adjournment thereof.

In accordance with the U.S. Securities and Exchange Commission rule, we are furnishing this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2019 ("2019 Annual Report") to many of our stockholders solely over the Internet. We believe that posting these materials on the Internet enables us to provide stockholders with the information that they need more quickly. In addition, it lowers our costs of printing and delivering these materials, and reduces the environmental impact of our 2020 Annual Meeting of Stockholders. The Notice of Internet Availability of Proxy Materials sent to many of our stockholders explains how to access the proxy materials online, vote online and obtain a paper copy of our proxy materials.

We urge you to participate in the 2020 Annual Meeting of Stockholders. You may vote by telephone, through the Internet or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). Each share of Class A Common Stock issued and outstanding as of the record date is entitled to one vote on each matter to be voted upon at our 2020 Annual Meeting of Stockholders. Your vote is important and we urge you to vote.

This Notice, the Proxy Statement and proxy card are first being made available or mailed to stockholders on or about October 28, 2020.

Cordially,



Michael J. McCullough
Corporate Secretary

> **Important Notice Regarding the Availability of Proxy Materials for the 2020 Annual Meeting of Stockholders to be Held on December 10, 2020**
> Genworth's Notice of 2020 Annual Meeting of Stockholders, Proxy Statement and 2019 Annual Report are Available, Free of Charge, at: www.proxyvote.com

Table of Contents



Certain statements in this proxy statement, other than purely historical information, including estimates, projections, statements relating to our business plans, including our proposed merger with Oceanwide, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties set forth in our 2019 Annual Report and subsequent quarterly report on Form 10-Q for the quarters ended March 31, 2020, and June 30, 2020. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Business Overview/Genworth in 2019

We aligned named executive officer ("NEO") incentives in 2019 with the execution of financial and other strategic initiatives that would improve our operating performance, enable strategic flexibility of our life and long-term care ("LTC") insurance businesses, and increase returns in our mortgage insurance businesses. We met or exceeded key operational, strategic and financial objectives for 2019 across many of our businesses, as discussed in the Compensation Discussion and Analysis beginning on page 45.

Highlights from our key performance results for 2019:

Mortgage Insurance

- We significantly exceeded both financial and strategic objectives for our U.S. mortgage insurance business, including our targets for adjusted operating income, operating return on equity ("ROE"), business growth, capital management, and new business pricing returns;

- Our Australia mortgage insurance business met its strategic objectives and its financial objectives with respect to capital management and new business growth, but underachieved its financial objective for adjusted operating income; and

- Our Canada mortgage business overall slightly underachieved its financial objectives and exceeded its strategic objectives in 2019 prior to its disposition in December 2019. We included the performance of the Canada mortgage insurance business in 2019 up to the point of disposition in our NEO performance results.

U.S. Life Insurance

- We exceeded our internal targets for premium rate increase filings and approvals on our unprofitable legacy blocks of LTC insurance in executing our multi-year rate action filing plan;

- We exceeded our internal goals with respect to our U.S. statutory risk-based capital and long-term care insurance statutory pre-tax income targets; and

- We met or exceeded targets for operational goals, including product development goals, actuarial initiatives, and preparations for the close of the Oceanwide transaction.

Corporate and Other

- We had strong investment portfolio performance, exceeding our internal goals for net investment income, purchase yield, asset production, and impairments and trading losses for the year.

- We successfully completed the sale of our Canadian mortgage insurance business, generating $1.7 billion of net proceeds and enabling progress towards the completion of the Oceanwide transaction.

2019 & 2020 Oceanwide Transaction Highlights



- Genworth and Oceanwide continued to make significant progress towards the closing of the $2.7B transaction.
- Both parties are working diligently to satisfy the necessary closing criteria to complete the transaction.



- The transaction previously received approvals from U.S. regulators including state insurance commissioners (certain extensions and confirmations will be needed as the closing date approaches).
- Oceanwide and Hony Capital agreed on key commercial terms and conditions of Oceanwide's offshore financing plan to complete the acquisition.
- Oceanwide provided satisfactory information to Genworth regarding its funding plan for the remaining portion of the funds from Mainland China.



- Genworth completed the sale of its 57% stake in Genworth Canada to Brookfield Business Partners for approximately $1.8 billion.
- Oceanwide reiterated its commitment to the $1.5 billion post-closing capital investment plan.
- Genworth took steps to enhance its liquidity concurrently with the transaction process in order to preserve stockholder value.

As previously announced, China Oceanwide Holdings Group, Ltd. (together with its affiliates, "Oceanwide") has agreed to acquire all of our outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash. The transaction has been approved by Genworth's stockholders, and is subject to other closing conditions. While Genworth and Oceanwide experienced delays in the finalization of Oceanwide's funding plan due to the unprecedented market disruptions driven by the global coronavirus pandemic, the parties have made significant progress towards closing the proposed transaction. In 2019 and 2020, Genworth and Oceanwide worked diligently to satisfy many of the necessary transaction closing conditions and Genworth continued to explore strategic alternatives to preserve stockholder value, including:

Completed the sale of Genworth's approximately 57% stake in Genworth MI Canada Inc. ("Genworth Canada") to Brookfield Business Partners L.P. ("Brookfield") for approximately USD$1.8 billion in net proceeds on December 12, 2019.

- The sale of our stake in Genworth Canada eliminated the need for Canadian regulatory approval of the proposed merger with Oceanwide, and also increased Genworth's financial flexibility.
- The proceeds from the Genworth Canada sale were used to retire Genworth's $445 million 2018 secured debt and Genworth's $397 million senior debt due in June 2020, reducing Genworth's public debt by approximately $842 million.

Genworth continued to pursue strategic alternatives to enhance liquidity and address financial obligations, concurrently with the transaction process, in order to maximize stockholder value.

- On August 21, 2020, Genworth Mortgage Holdings, Inc. ("GMHI") completed a private offering of $750 million in aggregate principal amount of 6.500% senior notes due 2025.
- The net proceeds increased Genworth's flexibility to address financial obligations, including our litigation settlement with AXA, S.A. ("AXA") and upcoming debt maturities.

Oceanwide made significant progress towards its acquisition funding and as a result, both parties agreed to a 16th waiver and extension of the merger agreement to no later than November 30, 2020.

- The extension provides Oceanwide with more time to finalize its financing plan and satisfy the remaining closing requirements, which include securing clearance from SAFE for currency conversion and transfer of funds that will come from mainland China and obtaining other remaining regulatory confirmations.
- The transaction had previously received all U.S. regulatory approvals needed to close the transaction, subject to confirmation from the Delaware Department of Insurance that the acquisition of Genworth's Delaware-domiciled insurer may proceed under the existing approval, which Oceanwide expects to seek upon finalization of its financing.

Corporate Social Responsibility: *Our Commitment to Care*

We recognize that our Corporate Social Responsibility efforts are critical to our continued viability and believe that they create long term value for our stakeholders — consumers, employees, stockholders, distribution partners, and the broader community.

 **Workplace:** Caring for Our Colleagues	In 2019, we continued to support both the professional development and personal well-being of our colleagues, while furthering our commitment to promote a diverse and inclusive environment:

Professional Development: Offered optional enrichment courses – leadership and professional skills training and industry-specific training applicable to our respective business platforms	**Personal Support:** Provided paid family leave, financial planning, and wellness resources to enable our employees to respond to personal circumstances and work toward individual goals	**Diversity and Inclusion:** Recognized by Forbes as one of *America's Best Midsize Employers*, named by the Corporate Equality Index as one of the *Best Places to Work for LGBTQ Equality*, having attained a score of 100 percent, and received the *Leader in Diversity Award* from the Triangle Business Journal

 **Community:** Caring for The Common Good	

Focus: Aligning with the respective missions of our two primary business platforms, the Genworth Foundation provided funding to non-profit organizations that address healthy aging, caregiving and affordable housing and homelessness, in addition to those organizations (1) in which there is significant employee engagement, and (2) that support disaster relief efforts	**Funding:** Genworth Foundation awarded grants and or other funding, totaling approximately $1.9MM in support of more than 100 non-profit organizations. Established in 2005, the foundation has given more than $35MM to non-profits serving its community	**Volunteering:** Employees volunteered approximately 16,000 hours and donated over $1.3MM to non-profits globally through our various giving programs (including volunteer rewards and Genworth Foundation matching gifts)



Environment:
Caring for Our Climate

Disclosure: We achieved a "B" (Management) score on our 2019 CDP (Carbon Disclosure Project) submission by providing additional transparency on our comprehensive Greenhouse Gas Inventory, along with third-party verification of our Scope 1 and 2 emissions

Carbon Footprint Initiatives: Improvements in data quality resulted in a 57% decrease in total calculated Scope 1, 2, and 3 emissions in 2018, the time period relevant to the 2019 CDP submission:

- Upgraded to more energy-efficient chillers at our Lynchburg, VA facility, which reduced our electricity consumption by 108,800 kWh (62 metric tons)
- Implemented emission reduction activities at our Richmond, VA facility, which reduced electricity consumption by 9,871,267 kWh over a 7-year period ending in 2018
- Established the MyGenworth online platform to permit policyholders to access information and transfer documents electronically, which contributed to over 200,000 paperless submissions in the last 5 months of 2018
- Reduced paper usage by 7% (59% reduction over a 5-year period ending in 2018)

2019 Activities: We converted to use of recyclable food containers in our two company-controlled worksite cafeterias, changed printer default setting to avoid unnecessary color printing, and initiated an internal communication campaign to educate employees on environmental impacts



Marketplace:
Caring for Claimants and Consumers

Long Term Care: With more than 2MM customer interactions in 2019, Genworth paid over $8.2MM in long term care benefits per business day, totaling in excess of $2B. To serve our claimants more effectively, we:

- Established a dedicated care management team to assist shorter-duration, recoverable claimants by providing resources, education, and guidance
- Provided assistance to identify potential care providers and often negotiated more favorable fees (through our CareScout business)
- Offered an immersive virtual training to customer service team members that enabled them to "experience" cognitive decline and age-related vision and hearing loss

U.S. Mortgage Insurance: In 2019, our mortgage insurance products helped more than 190,000 individuals achieve the dream of homeownership and nearly 3,900 individuals avoided foreclosure and remained in their homes. We also provided 1,257 homeowners with Home Suite Home® coverage, a product designed to help borrowers defray costs associated with owning a home and mitigate losses due to an unexpected financial event. To assist first time home buyers, we:

- Published quarterly research compiled by the business' Chief Economist to provide additional insight for lenders into challenges facing first-time homebuyers
- Provided more than 1,100 First-Time Homebuyer Kits to help lenders effectively educate first-time buyers on the process and demands of homeownership

Data Security: We utilize a comprehensive suite of enterprise-wide cybersecurity and data privacy controls to help protect the sensitive personal identifiable information (PII) of consumers who engage with us, which includes, but is not limited to, a Limit Access Protocol that ensures only certain personnel with demonstrated business needs can access PII (subject to regular review and monitoring), in addition to multi-factor authentication, Data Loss Prevention (DLP), antivirus/antimalware, routine patch maintenance, and monthly employee IT Security Awareness training



Governance:
Caring about Compliance and Controls

The Nominating and Corporate Governance Committee of Genworth's Board of Directors oversees our environmental, social, and governance practices. In addition to oversight of the responsibilities described on page 30, enterprise risk and compliance inform our choices and guide our decision-making

Proxy Summary

This summary highlights information about Genworth Financial, Inc. (the "company," "Genworth," "we," "our" and "us") and certain information contained elsewhere in this proxy statement ("Proxy Statement") for Genworth's 2020 Annual Meeting of Stockholders (the "2020 Annual Meeting"). This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Item 1

Election of Directors

✔ The Board recommends a vote **FOR** each director nominee.   ↗ See page 15

Our Director Nominees

The table below sets forth information about our director nominees, each of whom, with the exception of Lieutenant General Dyson, is an incumbent member of the Genworth Board of Directors (the "Board" or the "Board of Directors"), including their ages, length of service on our Board and relevant experience. The Board has determined that eight of the nine nominees are independent directors under the New York Stock Exchange listing requirements and our Governance Principles.

Name and Primary Occupation	Age	Director Since	Other Public Company Boards	A	COMP	NOM	R
G. Kent Conrad Former U.S. Senator	72	2013	0	●	●	Chair	○
Karen E. Dyson[+] Lieutenant General, U.S. Army, Retired	61	—	0	—	—	—	—
Melina E. Higgins Former Partner at The Goldman Sachs Group, Inc.	53	2013	1	●	○	○	●
Thomas J. McInerney President and Chief Executive Officer of Genworth Financial, Inc.	64	2013	0	●	●	●	●
David M. Moffett Former Chief Executive Officer and a director of the Federal Home Loan Mortgage Corporation	68	2012	2	●	Chair	○	●
Thomas E. Moloney Former Senior Executive Vice President and Chief Financial Officer of John Hancock Financial Services, Inc.	76	2009	1	○	●	●	Chair
Debra J. Perry Former Executive at Moody's Investor Service, Inc.	69	2016	2	○	●	●	○
Robert P. Restrepo Jr. Former Chairman and President and Chief Executive Officer of State Auto Financial Corporation	70	2016	1	Chair	○	●	●
James S. Riepe[*] Former Senior Advisor and Vice Chairman of T. Rowe Price Group, Inc.	77	2006	0	○	○	●	●

[+]   Standing for initial election at the 2020 Annual Meeting of Stockholders

[*]   Non-Executive Chairman of the Board

A   Audit

COMP   Management Development and Compensation

NOM   Nominating and Corporate Governance

R   Risk

👤 Chair

○ Member

Director Nominee Attributes

Independence

89%
Independent

Independent
■■■■■■■■ 8

Not independent
□ 1

Tenure

6.88 years
average

< 5 years
■■■ 3

5-7 years
■■■ 3

>7 years
■■■ 3

Age

67.7 years
average

<65 years
■■■ 3

65-70 years
■■■ 3

>70 years
■■■ 3

Gender

33%
Female

Female
■■■ 3

Male
■■■■■■ 6



Governance Highlights/ Best Practices

- ✔ Board Committees Consist Entirely of Independent Directors
- ✔ All Directors Attended at least 75% of Meetings Held in 2019
- ✔ Annual Election of All Directors
- ✔ Majority Voting for Directors
- ✔ Separate Independent Chairman and CEO
- ✔ Independent Directors Meet Regularly in Executive Session
- ✔ Annual Board and Committee Self-Evaluations
- ✔ Stockholders Holding at least 40% of Outstanding Common Stock Have Ability to Call Special Meeting
- ✔ Stock Ownership Requirements for Directors and Executive Officers
- ✔ Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers
- ✔ Corporate Social Responsibility Section of Our Corporate Website
- ✔ No Poison Pill

Independent Director Nominee Qualifications

Chief Executive Officer Experience
■■□□□□□□ 2/8

Chief Financial Officer Experience
■■□□□□□□ 2/8

Insurance
■■■■□□□□ 4/8

Mortgage
■□□□□□□□ 1/8

Risk
■■■■■■■□ 7/8

Mergers & Acquisitions
■■■■■■□□ 6/8

Finance and Investment Management
■■■■■■□□ 6/8

Healthcare/Medical
■■□□□□□□ 2/8

Consumer Marketing
■□□□□□□□ 1/8

Distribution
■■■□□□□□ 3/8

Public Policy/Political
■■■□□□□□ 3/8

Public Company Board Experience
■■■■■■■□ 7/8

Technology/Information Security
■■■□□□□□ 3/8

Restructuring and Turnaround
■■■■□□□□ 4/8

Asset Management
■■■■□□□□ 4/8

International
■■■■■□□□ 5/8





Item 2

Advisory Vote to Approve Named Executive Officer Compensation

✔ The Board recommends a vote **FOR** this proposal. ↗ See page 44

Stockholder Engagement

The table below highlights key points of discussion during stockholder calls with Mr. Moffett, the Chairman of the Management Development and Compensation Committee (the "Compensation Committee"), in 2019, along with certain changes that the Compensation Committee has implemented in connection with future compensation decisions. The Compensation Committee believes the changes to our program described below ensure better alignment with market best practices and address key stockholder feedback.

What We Heard	Response
Desire to have Chief Executive Officer's long-term incentive awards utilize more performance-based vehicles	• **CHANGE:** Eliminated time-based awards from the Chief Executive Officer pay program and transitioned target long-term award values to 100% performance stock unit grants starting in 2019
Increase long-term focus of performance stock awards	• **CHANGE:** Starting with the 2019 performance stock unit grant, the performance is measured over a three-year cumulative period instead of three separate one-year measurement periods
Support for existing annual incentive structure, however, consider disclosure that sets forth the components of annual incentive awards for each NEO in a simplified and more straightforward manner	• The Compensation Committee agrees that our current annual incentive structure is appropriate to ensure that pay is tied not only to our short-term financial results, but also strategic work required in running our business as well as working towards a successful completion of the Oceanwide transaction • **CHANGE:** The Compensation Discussion and Analysis section was supplemented to include specific annual incentive payout metrics and weightings for each NEO beginning with disclosure filed in 2019. See pages 53-58.
Prioritization on completing the Oceanwide transaction as soon as possible, while continuing to focus on metrics to drive long-term stockholder value	• The Compensation Committee will continue to consider all aspects of the Oceanwide transaction when reviewing short- and long-term incentive pay performance to ensure that both company financial performance and transaction related activities are incentivized and recognized • We continue to believe a successful completion of the Oceanwide transaction is in the best interest of our stockholders and our company

Compensation Program Features

Our 2019 annual compensation program for NEOs consisted of the following key elements: base salary, annual incentive, and annual long-term incentive grants (including performance stock units ("PSUs"), and restricted stock units ("RSUs")). A significant portion of annual compensation of our NEOs is completely at risk.

2019 CEO Target Compensation



58%
PSUs

14%
Base Salary

86%
Total At Risk Pay

28%
Annual
Incentive

2019 Other NEO Target Compensation



25%
PSUs

21%
Base Salary

79%
Total At Risk Pay

25%
RSUs

29%
Annual
Incentive

Funding Outcomes for Annual Incentive Program Metrics

The metrics shown below were used to determine performance for our Annual Incentive Program. The percentages shown reflect the ultimate funding rate as a percentage of target, where maximum funding for each metric was 150%. Please see individual NEO scorecards beginning on page 56 for detailed information about these metrics and their targets, as well as how they factored into each individual NEO's 2019 bonus award.

FUNDING PERCENTAGES OF FINANCIAL OBJECTIVES

U.S. Life Insurance	Genworth Life Insurance Company Consolidated Risk-Based Capital	150%	Gross Incremental Premiums Approved[1]	150%	Core Statutory pre-tax income metric[1]	150%
USMI	Net Operating Income	150%	Operating Return on Equity	150%		
Investments	Net investment income	107%	Total company adjusted U.S. GAAP impairments and trading losses	150%		
	U.S. Life Insurance statutory impairments and trading losses and capital/credit migration impact	150%	Purchase yield vs. external benchmark	150%		
Canada Mortgage Insurance[2]	Net Operating Income	103%	Operating Return on Equity	93%		
Australia Mortgage Insurance	Net Operating Income	64%	Return of Capital Above Ordinary Dividends	100%		

FUNDING PERCENTAGES OF STRATEGIC OBJECTIVES

Close Oceanwide Transaction & Transition Execution  100%
Meaningful Progress in Addressing National Association of Insurance Commissioners Long-Term Care Regulatory Framework[3]  150%
U.S. Life Private Asset Production  130%

Genworth Mortgage Insurance Global Asset Production  117%
Strategic Asset Production  150%
Employee Voluntary Turnover (Target US Rate Under 15%)  110%

[1] Not applicable to CEO scorecard.
[2] Canada Mortgage Insurance included through its disposition date of December 12, 2019.
[3] Only applicable to CEO scorecard.

Performance Results for Long-Term Incentive Program

2017-2019 Performance Stock Unit Metrics and Goals

Performance Measurement Period	Weight (% of Target)	Consolidated Genworth U.S. GAAP Adjusted Operating Income[1]		
		Threshold (50% Payout)	Target (100% Payout)	Maximum (150% Payout)
January 1, 2017—December 31, 2017 ($MM)	**34%**	$370	$460	$510 / $827
January 1, 2018—December 31, 2018 ($MM)	**33%**	$385	$485	$535 / $554
January 1, 2019—December 31, 2019 ($MM)	**33%**	$480	$600	$660 / $780

[1] Consolidated Genworth U.S. GAAP Adjusted Operating Income was measured excluding impacts from in-force reserve changes from future period assumption changes (e.g., mortality, interest rate, expense, lapse, morbidity), methodology changes (e.g., changes that would arise from a system conversion), changes in foreign exchange rates, expense associated with the Australia IPO Class Action lawsuit and litigation related to the proposed merger with Oceanwide (legal fees and settlement costs), and any strategic deal-related expenses (e.g., third party legal, actuarial or reinsurance support for negotiating or implementing a transaction). We included the performance of the Canada mortgage insurance business in 2019 up to the point of disposition in our NEO performance results.

Item 3

Ratification of Independent Registered Public Accounting Firm

✔ The Board recommends a vote **FOR** this proposal. ↗ See page 81

Genworth Board of Directors

Election of Directors

Currently, eight directors serve on our Board of Directors, the terms for whom all expire at the 2020 Annual Meeting. Our Board of Directors has set the size of the Board of Directors at nine members, effective at the 2020 Annual Meeting. At the 2020 Annual Meeting, nine directors are to be elected to hold office until the 2021 Annual Meeting of Stockholders (if held, expected to be on May 20, 2021) and until their successors have been duly elected and qualified or until the earlier of their resignation or removal in a manner provided for in the Bylaws. Working through its Nominating and Corporate Governance Committee (the "Nominating Committee"), our Board of Directors continually evaluates the optimal size for the Board and will continue to evaluate Board composition in the event that the Oceanwide transaction is not completed.

The nine nominees for election at the 2020 Annual Meeting are listed on pages 16-20 with brief biographies, a list of their current committee memberships and descriptions of their qualifications and skills to serve as our directors. See the *Board of Directors and Committees—Board Composition* section below for a description of how our directors' blend of backgrounds benefits our company. The Board of Directors has determined that eight of the nine nominees are independent directors under the New York Stock Exchange ("NYSE") listing requirements and our Governance Principles, which are discussed below in the *Corporate Governance* section.

All of the nominees named in this Proxy Statement have been nominated by our Board of Directors to be elected by holders of our common stock. We are not aware of any reason why any nominee would be unable to serve as a director. If a nominee for election is unable to serve, the shares represented by all valid proxies will be voted for the election of any other person that our Board of Directors may nominate as a substitute.

Our Governance Principles state that directors generally will not be nominated for election to our Board of Directors after their 73rd birthday, although the Board may nominate candidates over 73 for special circumstances. The Board of Directors has determined that special circumstances exist to nominate each of Mr. Moloney and Mr. Riepe for election to the Board after his 73rd birthday. Each of Mr. Moloney and Mr. Riepe have served in key leadership roles while providing financial and/or insurance industry expertise to our Board. In addition, they each have actively participated in our strategic review process and we believe that their background and knowledge of our businesses and strategy is important at this time to provide Board continuity in light of the pending merger with Oceanwide and as Genworth continues to pursue actions to maximize stockholder value. As a result, the Board believes that retaining each of Mr. Moloney and Mr. Riepe on the Board of Directors is in the best interest of our stockholders, and has nominated each of Mr. Moloney and Mr. Riepe for election as directors to hold office until the 2021 Annual Meeting and until his successor has been elected and qualified.

> ✔ The Board of Directors recommends that Stockholders vote **FOR** the election of Sen. Conrad, Lt. Gen. Dyson, Ms. Higgins, Mr. McInerney, Mr. Moffett, Mr. Moloney, Ms. Perry, Mr. Restrepo and Mr. Riepe.

Nominees

Director Bios

G. Kent Conrad

Former U.S. Senator



Committees: Nominating and Corporate Governance (Chair), Risk

Age: **72**

Director Since: **March 2013**

BACKGROUND

Sen. Conrad served as a U.S. Senator representing the State of North Dakota from January 1987 to January 2013. He served as chairman or Ranking Member of the Senate Budget Committee for 12 years. Prior to serving in the U.S. Senate, Sen. Conrad served as the Tax Commissioner for the State of North Dakota from 1981 to 1986 and as Assistant Tax Commissioner from 1974 to 1980. Sen. Conrad received an A.B. in Political Science from Stanford University and an M.B.A. from George Washington University.

QUALIFICATION

Sen. Conrad's 26 years of experience as a U.S. Senator, including serving as chairman or Ranking Member of the Senate Budget Committee for 12 years, provides the Board with extensive information and insight into public policy, fiscal affairs, governmental relations and legislative and regulatory issues.

  

Karen E. Dyson

Lieutenant General, U.S. Army, Retired



Age: **61**

BACKGROUND

Lieutenant General Dyson, U.S. Army, Retired was the first female finance officer to achieve three-star general officer rank in August 2014. She retired as Military Deputy to the Assistant Secretary of the Army for Financial Management and Comptroller in August 2017. Preceding this top military financial manager position she held several command and senior staff positions, including as the Deputy Assistant Secretary of the Army for Budget from December 2012 – August 2014, Deputy for Business Transformation to Assistant Secretary of the Army from 2011 – 2012, and Brigade Commander with service in Iraq and Europe from 2004-2007. Lt. Gen. Dyson is an experienced strategic leader with board experience in corporate governance, finance and audit committees, and risk oversight. She currently serves on the boards of USAA Federal Savings Bank since October 2017 (serving as nominations and governance committee chair); CALIBRE Systems, Inc. since October 2018 (serving as audit committee chair); and Army Emergency Relief Organization since 2020. She previously served as a director on the boards of Army & Air Force Exchange Service, a global retail operation, from 2012 – 2017 (serving as finance committee chair); and Defense Commissary Agency, a global grocery operation, from 2012 – 2014. Lt. Gen. Dyson was commissioned into the Regular Army, Finance Branch at Missouri State University where she received a B.S. in Business Management. She holds an M.B.A. from Austin Peay State University and an M.S. in National Resource Strategy from the Eisenhower School of National Security and Resources Strategy. She achieved the National Association of Corporate Directors (NACD) Directorship Certification in December 2019; and is an NACD Governance Fellow.

QUALIFICATION

Lt. Gen. Dyson's extensive financial experience in the United States military, including her service as Military Deputy to the Assistant Secretary of the Army for Financial Management, coupled with her service as a director for private companies, provides the Board with important insight into financial, internal control and risk oversight matters.

   

Melina E. Higgins

Former Partner at The Goldman Sachs Group



Committees: **Management Development and Compensation, Nominating and Corporate Governance**

Age: **53**

Director Since: **September 2013**

BACKGROUND

Ms. Higgins retired in 2010 from a nearly 20-year career at The Goldman Sachs Group Inc., where she served as a Managing Director from 2001 and a Partner from 2002. During her tenure at Goldman Sachs, Ms. Higgins served as Head of the Americas and Co-Chairperson of the Investment Advisory Committee for the GS Mezzanine Partners funds, which managed over $30 billion of assets. She also served as a member of the Investment Committee for the Principal Investment Area, which oversaw and approved global private equity and private debt investments. Goldman's Principal Investment Area was one of the largest alternative asset managers in the world. Ms. Higgins has served as a director of Mylan N.V. since February 2013. Ms. Higgins has also served as non-executive chairman of the board of Antares Midco, Inc. since January 2016 and is a member of the Women's Leadership Board of Harvard University's John F. Kennedy School of Government. Ms. Higgins received a B.A. in Economics and Spanish from Colgate University and an M.B.A. from Harvard Business School.

QUALIFICATION

Ms. Higgins' extensive finance and investment experience, having spent nearly 20 years with The Goldman Sachs Group, Inc., as well as serving as a director for both public and private companies, provides the board with significant insight in connection with our restructuring and turnaround initiatives.

   
 

Thomas J. McInerney

President and Chief Executive Officer of Genworth Financial, Inc.



Committees: **None**

Age: **64**

Director Since: **January 2013**

BACKGROUND

Mr. McInerney has been our President and Chief Executive Officer and a director since January 2013. Before joining our company, Mr. McInerney had served as a Senior Advisor to the Boston Consulting Group from June 2011 to December 2012, providing consulting and advisory services to leading insurance and financial services companies in the United States and Canada. From October 2009 to December 2010, Mr. McInerney was a member of ING Groep's Management Board for Insurance, where he was the Chief Operating Officer of ING's insurance and investment management business worldwide. Prior to that, he served in a variety of senior roles with ING Groep NV after serving in many leadership positions with Aetna, where he began his career as an insurance underwriter in June 1978. Mr. McInerney is also on the board of the Richmond Performing Arts Alliance. Mr. McInerney is a member of the American Council of Life Insurers and serves, and has served, on its CEO Steering Committees and Board. Mr. McInerney received a B.A. in Economics from Colgate University and an M.B.A. from the Tuck School of Business at Dartmouth College and serves on Tuck's Board of Advisors.

QUALIFICATION

Mr. McInerney offers insight into our company from his current role as the President and Chief Executive Officer. He also brings extensive knowledge of the insurance and financial services industries gained through over 40 years of experience serving in significant leadership positions with Genworth, ING Groep NV and Aetna.

David M. Moffett

Former Chief Executive Officer and Director of the Federal Home Loan Mortgage Corporation



Committees: **Management Development and Compensation (Chair), Nominating and Corporate Governance**

Age: **68**

Director Since: **December 2012**

BACKGROUND

Mr. Moffett was the Chief Executive Officer and a director of the Federal Home Loan Mortgage Corporation from September 2008 until his retirement in March 2009. Prior to this position, Mr. Moffett served as a Senior Advisor with the Carlyle Group LLC from May 2007 to September 2008. Mr. Moffett also served as the Vice Chairman and Chief Financial Officer of U.S. Bancorp from 2001 to 2007, after its merger with Firstar Corporation, having previously served as Vice Chairman and Chief Financial Officer of Firstar Corporation from 1998 to 2001 and as Chief Financial Officer of StarBanc Corporation, a predecessor to Firstar Corporation, from 1993 to 1998. Mr. Moffett has served as a director of CSX Corporation since May 2015, and PayPal Holdings, Inc. since July 2015 (currently serving as its Lead Director). He also previously served on the boards of directors of CIT Group Inc. from July 2010 to May 2016, eBay Inc. from July 2007 to July 2015, MBIA Inc. from May 2007 to September 2008, The E.W. Scripps Company from May 2007 to September 2008 and Building Materials Holding Corporation from May 2006 to November 2008. Mr. Moffett also serves as a trustee on the boards of Columbia Fund Series Trust I and Columbia Funds Variable Insurance Trust, overseeing approximately 52 funds within the Columbia Funds mutual fund complex. He also serves as a trustee for the University of Oklahoma Foundation. Mr. Moffett holds a B.A. degree in Economics from the University of Oklahoma and an M.B.A. degree from Southern Methodist University.

QUALIFICATION

Mr. Moffett has many years of experience as the chief financial officer of public financial services companies. He also has experience as the chief executive officer of an entity in the housing finance industry, including related public policy experience.

       

Thomas E. Moloney

Former Senior Executive Vice President and Chief Financial Officer of John Hancock Financial Services, Inc.



Committees: **Audit, Risk (Chair)**

Age: **76**

Director Since: **October 2009**

BACKGROUND

Mr. Moloney served as the interim Chief Financial Officer of MSC—Medical Services Company ("MSC") from December 2007 to March 2008. He retired as the Senior Executive Vice President and Chief Financial Officer of John Hancock Financial Services, Inc. in December 2004. He had served in this position since 1992. Mr. Moloney served in various roles at John Hancock Financial Services, Inc. during his tenure from 1965 to 1992, including Vice President, Controller, and Senior Accountant. Mr. Moloney has served as a director of SeaWorld Entertainment, Inc. since January 2015. He also previously served as a director of MSC from 2005 to 2012 (MSC was acquired in 2012 and ceased to be a public company in 2008). Mr. Moloney is on the boards of Nashoba Learning Group and the Boston Children's Museum (past Chairperson), both non-profit organizations. Mr. Moloney received a B.A. in Accounting from Bentley University and holds a Silver Level Executive Masters Professional Director Certification from the Corporate Directors Group.

QUALIFICATION

Mr. Moloney provides almost 40 years of insurance industry and accounting experience, including having served as the chief financial officer of a public insurance company. He provides extensive knowledge of accounting and finance in regard to insurance products as well as risk assessment and risk oversight.

         

Debra J. Perry
Former Executive at Moody's Investor Service, Inc.



Committees: **Audit, Risk**

Age: **69**

Director Since:
December 2016

BACKGROUND

Ms. Perry worked at Moody's Corporation from 1992 to 2004. From 2001 to 2004, Ms. Perry was a senior managing director in the Global Ratings and Research Unit of Moody's Investors Service, Inc. where she oversaw the Americas Corporate Finance and U.S. Public Finance Groups. From 1999 to 2001, Ms. Perry served as Chief Administrative Officer and Chief Credit Officer, and from 1996 to 1999, she was a group managing director for the Finance, Securities and Insurance Rating Groups of Moody's Corporation. Ms. Perry has served as a director of Assurant, Inc., a provider of risk management solutions, since August 2017 and as risk committee chair since May 2019; and as a director of Korn/Ferry International, a talent management and executive search firm, since 2008. She has also served as a director of The Bernstein Funds (which currently oversees the Sanford C. Bernstein Fund, the Bernstein Fund and the Alliance Multi-Manager Alternative Fund) since July 2011 and has served as chair since July 2018. She was a member of the board of PartnerRe, a Bermuda-based reinsurance company, from June 2013 to March 2016. She was also a trustee of the Bank of America Funds from June 2011 until April 2016. Ms. Perry served on the board of directors of CNO Financial Group, Inc. from 2004 to 2011. In 2014, Ms. Perry was named to the National Association of Corporate Directors' Directorship 100, which recognizes the most influential people in the boardroom and corporate governance community. From September 2012 to December 2014, Ms. Perry served as a member of the Executive Committee of the Committee for Economic Development ("CED") in Washington, D.C. a non-partisan, business-led public policy organization, until its merger with the Conference Board, and she continues as a member of CED. Ms. Perry received her B.A. in History from the University of Wisconsin and her M.A. in European History from Yale University.

QUALIFICATION

Ms. Perry brings extensive knowledge of corporate governance as a result of her many years of board and board committee experience, including service on multiple audit committees, two of which she has chaired. Ms. Perry also has significant experience in executive management at a Nationally Recognized Statistical Rating Organization, or "NRSRO," where she oversaw the financial analysis and assignment of credit and financial strength ratings to financial and industrial companies and public sector entities, including the global insurance industry.

   
  

Robert P. Restrepo Jr.
Former Chairman and President and Chief Executive Officer of State Auto Financial Corporation Services, Inc.



Committees: **Audit (Chair), Management Development and Compensation**

Age: **70**

Director Since:
December 2016

BACKGROUND

Mr. Restrepo retired from State Auto Financial Corporation in 2015, having served as its Chairman from 2006 to December 2015 and as its President and Chief Executive Officer from 2006 to May 2015. Mr. Restrepo has over 40 years of insurance industry experience, having held executive roles at Main Street America Group, Hanover Insurance Group Inc. (formerly Allmerica Financial Corp), Travelers and Aetna. Mr. Restrepo has served as a director of RLI Corp., a property and casualty insurance company, since July 2016. He also previously served as a director of Majesco, a provider of insurance software and consulting services, from August 2015 until September 2020. Mr. Restrepo also currently serves on the board of directors of The Larry H. Miller Group of Companies. Mr. Restrepo received a B.A. in English from Yale University.

QUALIFICATION

Mr. Restrepo offers over 40 years of experience managing and operating insurance companies and has expertise in corporate governance, acquisitions, risk, strategic planning and leadership development.

  
 

James S. Riepe
Former Senior Advisor and Vice Chairman of T. Rowe Price Group, Inc.



Committees: **Audit (Chair), Management Development and Compensation**

Age: **77**

Director Since: **March 2006**

Lead Director from February 2009 to May 2012

Non-Executive Chairman of the Board since May 2012

BACKGROUND

Mr. Riepe is a retired Vice Chairman and a former Senior Advisor at T. Rowe Price Group, Inc. Mr. Riepe served as the Vice Chairman of T. Rowe Price Group, Inc. from 1997 until his retirement in December 2005. Prior to joining T. Rowe Price Group, Inc. in 1981, Mr. Riepe was an Executive Vice President of The Vanguard Group. Mr. Riepe previously served on the boards of directors of LPL Financial Holdings Inc. from February 2008 until May 2020, The NASDAQ OMX Group, Inc. from May 2003 to May 2014, T. Rowe Price Group, Inc. from 1981 to 2006 and 57 T. Rowe Price registered investment companies (mutual funds) until his retirement in 2006. He is an Emeritus member of the University of Pennsylvania's Board of Trustees and Trustee of Penn Medicine. Mr. Riepe received a B.S. in Industrial Management, M.B.A. and Honorary Doctor of Laws degree from the University of Pennsylvania.

QUALIFICATION

Mr. Riepe brings to the Board significant expertise in finance and investments, as well as extensive management and operating experience, gained through his role as a senior executive in the investment management industry, including nearly 25 years with T. Rowe Price.

   
   

Independent Director Skills Matrix

Our Board of Directors is composed of individuals with diverse experience at policy-making levels in business and government in areas that are relevant to the company. Each independent director was nominated on the basis of the unique set of qualifications and skills he or she brings to the Board, as well as how those qualifications and skills blend with those of the other directors on the Board as a whole. The blend of our directors' diverse backgrounds ensures that issues facing the company are examined and addressed with the benefit of a broad array of perspectives and expertise.

We believe that our independent director nominees have demonstrated leadership in a variety of positions across various professions and industries. As a group, our independent director nominees' experiences, qualifications and skills include:

	Sen. Conrad	Lt. Gen. Dyson	Ms. Higgins	Mr. Moffett	Mr. Moloney	Ms. Perry	Mr. Restrepo	Mr. Riepe
Chief Executive Officer Experience				✓			✓	
Chief Financial Officer Experience				✓	✓			
Insurance				✓	✓	✓	✓	
Mortgage				✓				
Risk		✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions			✓	✓	✓	✓	✓	✓
Finance and Investment Management		✓	✓	✓	✓	✓		✓
Healthcare/Medical	✓		✓					
Consumer Marketing								✓
Distribution					✓		✓	✓
Public Policy/Political	✓			✓			✓	
Public Company Board Experience	✓		✓	✓	✓	✓	✓	✓
Technology/Information Security		✓			✓			✓
Restructuring and Turnaround		✓	✓			✓	✓	
Asset Management			✓	✓		✓		✓
International			✓	✓	✓	✓		✓

Overboarding

Our Governance Principles provide that directors who serve as chief executive officers or in equivalent positions for other public companies should not serve on more than two other boards of public companies in addition to the Genworth Board and other directors should not serve on more than four other boards of public companies in addition to the Genworth Board.

How We Select Our Directors

The Nominating Committee makes recommendations to the Board of Directors of candidates for election to our Board, and our Board of Directors nominates director candidates and makes recommendations to our stockholders. This committee will consider all stockholder recommendations for candidates for the Board, which should be sent to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Genworth Financial, Inc., 6620 West Broad Street, Building #1, Richmond, Virginia 23230.

The Nominating Committee believes all director nominees should meet certain qualifications and possess certain qualities or skills that, when considered in light of the qualities and skills of the other director nominees, assist the Board in overseeing our operations and developing and pursuing its strategic objectives. The Nominating Committee believes each director nominee should at a minimum:

- possess the highest personal and professional ethics, integrity and values;
- be committed to representing the long-term interests of our stockholders;
- have an inquisitive and objective perspective, practical wisdom and mature judgment;
- bring a distinct skill set of value to the Board and the company when viewed alone and in combination with other directors;
- be willing and able to devote sufficient time to carrying out his or her duties and responsibilities effectively; and
- be committed to serve on the Board for an extended period of time.

The Nominating Committee, as a matter of practice, takes diversity factors into account when considering potential director nominees. The company does not have a formal policy on Board diversity. The qualifications, qualities and skills required for directors are further set forth in Section 3 of Genworth's Governance Principles, which are available on our website.

In addition to considering candidates suggested by stockholders, the Nominating Committee considers potential candidates recommended by current directors, company officers, employees and others. We have also historically engaged an outside search firm to assist us in identifying and evaluating potential director candidates. Lt. Gen. Dyson was initially evaluated in connection with being a director designee for the Genworth Board of Directors following the closing of the transaction with Oceanwide. With the passage of time to complete the transaction and plans to evaluate the composition of the Board in the event the Oceanwide transaction cannot be completed, the Nominating Committee decided to recommend Lt. Gen. Dyson as a candidate for the current Board. The Nominating Committee believes that Lt. Gen. Dyson's extensive experience in financial, internal control and risk oversight matters will provide additional strength in core fundamental areas at Genworth.

The Nominating Committee considers all potential candidates regardless of the source of the recommendation and determines whether potential candidates meet our qualifications, qualities and skills for directors. Where there is an interest in a particular candidate, the Nominating Committee's review is multi-faceted and typically includes a review of written materials regarding the candidate, due diligence performed internally and externally, a review of a completed candidate questionnaire and one or more interviews with members of the Nominating Committee.

Selection Process Highlights

1	Succession Planning	The Nominating Committee regularly and actively evaluates the Board and Committees composition and maintains a "pipeline" of prospective candidates in the event of sudden/unexpected departure of one or more Directors.
2	Identification of Candidates	Generally, an external search firm is engaged to assist in identifying potential director candidates. In addition, all stockholder recommendation for candidates for the Board, as well as potential candidates recommended by current Directors, officers, employees and others are considered.
3	Evaluation of Qualifications	With the assistance of an external search firm, the Nominating Committee meets to assess the qualifications, experience, qualities and skills of the potential Director candidate that, when considered in light of the qualities and skills of the other Directors, assist the Board in overseeing Genworth's operations and developing and pursuing its strategic objectives.
4	Meeting with Candidates	A potential Director candidate is interviewed by the Nominating Committee Chair, the Nominating Committee members, the Chairman of the Board, the CEO and, from time to time, other selected members of Genworth's senior leadership team.
5	Decision and Nomination	After successful meetings with the potential Director candidate and the determination to proceed with the potential Director candidate, a thorough background screening and questionnaire process is undertaken to identify and verify information that can be used to support the qualification and independence of the potential Director candidate. Upon completion, the results are analyzed and reviewed and if acceptable, the Nominating Committee will nominate the potential Director candidate for consideration by the Board.
6	Election	After a determination by the Board that the Director nominee meets the applicable independence standards and qualifications, the Director nominee may then be appointed to the Board until Genworth's next annual meeting of stockholders.

Board Composition

Subject to the rights of the holders of any outstanding series of our preferred stock, our certificate of incorporation provides that the number of authorized directors of our company will be fixed from time to time by a resolution adopted by our Board of Directors, but will not be less than one nor more than 15. Our Governance Principles further state that the size of the Board should be in the range of seven to 15 directors. Our Board of Directors has set the size of the Board of Directors at nine members effective at the Annual Meeting.

Each director elected by the holders of our common stock will serve until the 2021 Annual Meeting and until his or her successor is duly elected and qualified, or until the earlier of their resignation or removal in a manner provided for in the Bylaws. The holders of our common stock do not have cumulative voting rights in the election of directors.

Retirement and Resignation Policies

The Board does not believe that arbitrary term limits on Directors' service are appropriate, nor does it believe that Directors should expect to be renominated annually until they reach the mandatory retirement age. Directors generally will not be nominated for re-election to the Board after their 73rd birthday, although the Board may nominate candidates over 73 under special circumstances. Since 2017, the Board has determined that special circumstances exist to nominate certain directors for election to the Board after their 73rd birthday due to their specific background and knowledge of Genworth's business and strategy, as well as to provide important continuity in light of the pending merger with Oceanwide and as Genworth continues to pursue strategic actions to maximize stockholder value.

In addition, Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time. Directors must offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities, for consideration by the Nominating Committee. The Nominating Committee will recommend to the Board whether the resignation should be accepted.

Director Independence

Our Board currently consists of eight directors, seven of whom are independent (as defined by our Governance Principles and NYSE listing standards) and one of whom is our CEO, Mr. McInerney. For a director to be independent, the Board must determine that the director does not have any direct or indirect material relationship with Genworth. The Board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements of the NYSE. The independence guidelines are set forth in Section 4 of our Governance Principles, which are available on our website (to view, go to *www.genworth.com*, select "Investors," then select "Corporate Governance" and then select "Governance Principles"). In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination. Our Board has determined that the purchase of Genworth products and services on the same terms available to unaffiliated entities or persons does not impair a director's independence and therefore such purchases are not considered by our Board when making independence determinations. The Board has determined that Sen. Conrad, Lt. Gen. Dyson, Ms. Higgins, Mr. Moffett, Mr. Moloney, Ms. Perry, Mr. Restrepo and Mr. Riepe satisfy the NYSE's independence requirements and Genworth's independence guidelines.

In addition to the independence guidelines discussed above, members of the Audit Committee must satisfy additional independence requirements established by the Securities and Exchange Commission ("SEC") and the NYSE. Specifically, they may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from Genworth or any of its subsidiaries other than their directors' compensation and they may not be affiliated with Genworth or any of its subsidiaries. The Board has determined that all of the members of the Audit Committee satisfy the relevant SEC and NYSE independence requirements.

Further, in affirmatively determining the independence of any director who will serve on the Compensation Committee, the Board has also considered all factors specifically relevant to determining whether a director has a relationship to Genworth that is material to that director's ability to be independent from management in connection with the duties of a member of the Compensation Committee, including: (1) the source of compensation of the director, including any consulting, advisory or other compensatory fee paid by Genworth to such director; and (2) whether the director is affiliated with Genworth, its subsidiaries or its affiliates. The Board has determined that all of the members of the Compensation Committee satisfy the relevant SEC and NYSE independence requirements.

Corporate Governance at Genworth

Governance Principles

Our Governance Principles are published on Genworth's website, as are our other corporate governance materials, including the charters adopted by the Board for each of our standing committees and any key practices adopted by the committees. To view these materials, go to www.genworth.com, select "Investors" and then select "Corporate Governance." The Board regularly reviews corporate governance developments and may modify these principles, charters and key practices as warranted. Any modifications will be reflected in the documents on Genworth's website.

Board Oversight of Strategy

The business of Genworth is conducted by its employees, managers and officers, under the direction of its CEO and the oversight of the Board of Directors, to enhance the long-term value of Genworth and its stockholders. The Board is elected by the stockholders to oversee management and to assure that the long-term interests of the stockholders are being served. Specifically, the Board reviews, monitors and, where appropriate, approves fundamental financial and business strategies and major corporate actions. The Board reviews and evaluates Genworth's strategy at each regularly scheduled meeting and frequently engages with management and outside advisors regarding the competitive landscape, regulatory environment, operational challenges and opportunities, and strategic alternatives to ensure Genworth pursues and makes progress on its strategic plan.

After an extensive two-year strategic review of alternatives, in October of 2016, the Board approved entering into the strategic transaction with Oceanwide. Since that time and including several times in 2019 and 2020, the Board had occasion to review and reevaluate strategic alternatives, and in each of those instances, the Board, with assistance from outside legal and financial advisors, undertook a deliberate and careful process to review the Oceanwide transaction and other alternatives, considering updated market data as well as other relevant information about Genworth's businesses and prospects. As a result of those deliberations, the Board ultimately determined that the Oceanwide transaction remained the best outcome for our stockholders. In furtherance of completing the Oceanwide transaction, the Board approved the sale of Genworth's 57% majority stake in Genworth Canada in 2019, which resulted in total proceeds of approximately $2.4 billion Canadian dollars, or $1.8 billion U.S. dollars. The sale provided Genworth with the financial flexibility to meet its near-term obligations, with or without the completion of the Oceanwide transaction, and also removed the need for Canadian regulatory approval of the Oceanwide transaction.

Board Leadership Structure

Our Board of Directors functions in a collaborative fashion that emphasizes active participation and leadership by all of its members. Our Bylaws require our Board of Directors to appoint a Chairman of the Board but give it the flexibility to appoint as Chairman (i) our CEO, (ii) an independent director or (iii) a non-independent director other than the CEO. Our Board of Directors determines who to appoint as our Chairman based on the knowledge and experience of the people then serving on our Board of Directors and as CEO and chooses the person whom it believes best meets the needs of our company and our stockholders at that time. Our Board of Directors has determined that having Thomas J. McInerney serve as our CEO and a director and James S. Riepe serve as our Non-Executive Chairman of the Board is the appropriate leadership structure for our company at this time. In May 2012, our Board selected Mr. Riepe, one of our independent directors since 2006 and formerly our Lead Director, to serve as our Non-Executive Chairman of the Board due to Mr. Riepe's service with and knowledge of our company and his significant leadership experience.

As more fully set forth in our Governance Principles, available on our website (to view, go to www.genworth.com, select "Investors," then select "Corporate Governance" and then select "Governance Principles"), the Non-Executive Chairman's responsibilities and authority include:

- presiding at all meetings of the Board, stockholders and non-management and independent directors;
- facilitating efficient Board operations through regular engagement with standing committees of the Board and individual directors;
- regularly communicating with the CEO to provide him or her with advice and counsel, and to share information about recent developments;
- serving as a liaison between the CEO and the non-management and independent directors;
- consulting on meeting agendas;
- working with management to assure that meeting materials are fulfilling the needs of directors;
- consulting on the meeting calendar and meeting schedules to assure there is sufficient time to discuss all agenda items;
- periodically calling meetings of the non-management and independent directors, including at the request of such directors;
- working with the CEO to respond to stockholder inquiries involving the Board; and
- fulfilling other responsibilities as determined by the Board.

Meetings of Non-Management and Independent Directors

All of our current non-management directors are independent (as determined in accordance with the NYSE listing standards and our Governance Principles) and our non-management directors met without management present at regularly scheduled Board meetings during 2019, as provided in our Governance Principles. Mr. McInerney, our CEO, is currently the only employee of the company who serves on our Board. In addition, our Governance Principles provide that if the non-management directors include individuals who are not independent, as determined in accordance with the NYSE listing standards and our Governance Principles, then the independent directors on our Board will separately meet at least one time each year. Our Governance Principles provide that the Non-Executive Chairman of the Board, currently Mr. Riepe, will preside at the meetings of the non-management directors and the independent directors; in the absence of Mr. Riepe, the non-management directors present will select an independent committee chair to preside at such session. The independent Non-Executive Chairman of the Board may periodically call meetings of the non-management and independent directors, including at the request of the non-management or independent directors.

Board Responsibilities

Board Committees

The four standing committees of the Board are the Audit Committee, Management Development and Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee. Our Board of Directors may also establish various other committees to assist it in carrying out its responsibilities.

The Board has established written charters for each of its four standing committees. Each Committee's responsibilities are more fully set forth in its charter, which can be found in the corporate governance section of our website. To view, go to www.genworth.com, select "Investors," then select "Corporate Governance," then select the Committee, and finally select "Charter."

The four standing committees of the Board are described below.

Audit Committee

The Board has established the Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee consists solely of "independent" directors as defined by the applicable rules of the NYSE and the SEC and by our Governance Principles. In addition, the Board has determined that all four of the Audit Committee's current members, Messrs. Moloney, Restrepo, and Riepe and Ms. Perry, are "audit committee financial experts," as defined by SEC rules.

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the independence and qualifications of the company's independent registered public accounting firm and the performance of the company's internal audit function and independent auditors.

MEMBERS



Robert P. Restrepo Jr. (Chair)



Thomas E. Moloney



Debra J. Perry



James S. Riepe

Meetings in 2019: 11

PRINCIPAL RESPONSIBILITIES

The Audit Committee's responsibilities include:

- discussing with management and our independent registered public accounting firm our annual and quarterly financial statements, earnings releases and financial information and earnings guidance provided to analysts and rating agencies;

- selecting our independent registered public accounting firm and approving the terms of its engagement;

- discussing with management and our independent registered accounting firm any audit problems or difficulties and management's response;

- independently and/or in coordination with the Risk Committee, overseeing risks associated with financial accounting and reporting, including the system of internal control, which includes reviewing and discussing with management and our independent registered public accounting firm the company's risk assessment process and management policies with respect to the company's major financial risk exposures and the procedures utilized by management to identify and mitigate the exposure to such risks;

- reviewing our financial reporting and accounting standards and principles;

- reviewing our internal system of financial controls and the results of internal audits;

- obtaining and reviewing formal written reports from the independent registered public accounting firm regarding its internal quality-control procedures;

- reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest, or adherence to standards of business conduct;

- preparing and publishing a committee report for inclusion in the proxy statement;

- establishing procedures for the hiring of employees or former employees of our independent registered public accounting firm;

- establishing procedures for the receipt, retention and treatment of complaints on accounting, internal accounting controls or auditing matters; and

- establishing policies and procedures for the review and approval of all proposed transactions with "Related Persons," as that term is defined in Section 11(b) of our Governance Principles.

The Audit Committee has determined that in view of the increased demands and responsibilities of the committee, its members generally should not serve on more than two additional audit committees of other public companies. The Audit Committee's report appears on page 83 of this Proxy Statement.

Management Development and Compensation Committee

The principal purpose of the Compensation Committee is to carry out the Board of Directors' overall responsibility relating to executive compensation and succession planning. The Compensation Committee consists solely of "independent" directors as defined by the applicable rules of the NYSE and by our Governance Principles.

MEMBERS



David M. Moffett (Chair)



Melina E. Higgins



Robert P. Restrepo Jr.



James S. Riepe

Meetings in 2019: 6

PRINCIPAL RESPONSIBILITIES

The Compensation Committee's responsibilities include:

- reviewing and approving on an annual basis the corporate goals and objectives with respect to the compensation of our CEO, evaluating our CEO's performance in light of these goals and objectives and setting our CEO's compensation based on such evaluation;

- reviewing and approving on an annual basis the evaluation process and compensation structure for our other officers, including evaluating and setting the compensation for our senior executive officers;

- reviewing and approving our variable incentive compensation and other stock-based compensation plans;

- assisting the Board in developing and evaluating potential candidates for executive positions and overseeing the development of succession plans;

- assessing the structure and composition of the leadership of the company;

- reviewing and discussing our Compensation Discussion and Analysis, recommending to the Board its inclusion in our annual reports and proxy statements and publishing a committee report;

- overseeing risks relating to our compensation programs; and

- determining whether the work of any compensation consultant who had a role in determining or recommending the amount or form of executive or director compensation raised any conflict of interest.

Under its charter, the Compensation Committee has authority to delegate any of its responsibilities to subcommittees as the Compensation Committee may deem appropriate in its sole discretion. The Compensation Committee's report appears on page 43 of this Proxy Statement. Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation is also provided in the *Compensation Discussion and Analysis* section below.

Nominating and Corporate Governance Committee

The principal purpose of the Nominating Committee is to assist the Board in identifying qualified individuals to become Board members, in determining the composition of the Board of Directors and its committees, in monitoring a process to assess Board effectiveness and in developing and implementing Genworth's corporate governance guidelines. The Nominating Committee consists solely of "independent" directors as defined by the applicable rules of the NYSE and by our Governance Principles.

MEMBERS



G. Kent Conrad (Chair)



Melina E. Higgins



David M. Moffett

Meetings in 2019: 6

PRINCIPAL RESPONSIBILITIES

The Nominating Committee's responsibilities include:

- leading the search for individuals qualified to become members of our Board;
- reviewing the Board's committee structure and recommending committee members;
- developing and annually reviewing the Governance Principles;

- overseeing the annual self-evaluations of the Board and its committees;
- overseeing risks related to corporate governance;
- reviewing annually director compensation and benefits; and
- periodically reviewing the environmental, social and governance practices of the company.

In conjunction with its oversight of Genworth's environmental, social and governance practices, the Nominating Committee is also responsible for, among other things: (i) reviewing periodically the nature and amount of our political contributions, the operations of our Political Action Committee and our public disclosure regarding such activities; (ii) reviewing periodically our policies and practices on matters of corporate citizenship, including philanthropic programs and financial and other support of charitable, education and cultural organizations; and (iii) reviewing periodically our environmental policy.

Risk Committee

The purpose of the Risk Committee is to assist the Board in its oversight of all areas relating to Genworth's enterprise risk management policies and the related risk profiles, including, but not limited to, the following major risk exposures: credit risks; market risks; insurance risks; housing risks; operational risks; model risks; information technology risks; and any other risk that poses a material threat to the viability of the company. The Risk Committee consists solely of "independent" directors as defined by the applicable rules of the NYSE and by our Governance Principles.

MEMBERS



Thomas E. Moloney (Chair)



G. Kent Conrad



Debra J. Perry

Meetings in 2019: 6

PRINCIPAL RESPONSIBILITIES

The Risk Committee's responsibilities include:

- reviewing and recommending annually for Board approval (i) the company's enterprise risk management policies and (ii) the risk appetite of the company, and to oversee the implementation and maintenance of such policies and appetite;
- receiving regular reports on the efforts to implement and comply with regulatory requirements related to risk management;
- reviewing and overseeing the control, management and mitigation processes relating to Genworth's enterprise risk management policies and risk appetite;
- reviewing Genworth's ability to assess and manage significant and emerging risks;

- reviewing and analyzing Genworth's major risk exposures, strategies, processes, and policies, with accompanying stress tests;
- reviewing and overseeing Genworth's internal risk function;
- periodically reviewing and overseeing Genworth's compliance processes and policies;
- periodically reviewing and overseeing Genworth's information technology and information security systems, processes and policies, with a presentation on this topic to the full Board at least annually;
- receiving reports regarding risks associated with litigation and investigations/regulatory matters involving the company; and
- discussing with management the company's overall investment portfolio and investment strategies.

Meeting Attendance

During 2019, our Board of Directors held 16 meetings. Each of our director nominees attended more than 75% of the aggregate of (1) the total number of meetings of the Board of Directors (held during the period for which he or she served as a director) and (2) the total number of meetings held by all committees of the Board on which he or she served (during the periods that he or she served). As set forth in the Governance Principles, directors are expected to attend the 2020 Annual Meeting. All of our current directors attended the 2019 Annual Meeting of Stockholders.

Board Oversight of Risk

Our Board of Directors recognizes that, although risk management is primarily the responsibility of Genworth's management, the Board plays a critical role in the oversight of risk. As a financial services company, the very nature of our business involves the underwriting, management and assumption of risks on behalf of our customers. The Board believes it is an important part of its responsibilities to oversee the company's overall risk assessment processes and management thereof.

Board

- Our Board established the Risk Committee to be specifically responsible for overseeing Genworth's enterprise risk management policies and related risk profile.
- The Board also utilizes its other committees to oversee specific risks and receives regular reports from the committees on the areas of risk for which they have oversight.

 

Risk Committee

- The Risk Committee is responsible for overseeing Genworth's enterprise risk management policies and related risk profile, including but not limited to the following major risk exposures: credit risks, market risks, insurance risks, housing risks, operational risks, model risks, information technology risks, and any other risk that poses a material threat to the viability of Genworth.

- In connection with reviewing and overseeing the control, management and mitigation processes relating to Genworth's enterprise management policies and risk appetite, the Risk Committee recommends annually for Board approval: (i) enterprise risk management policies; and (ii) the risk appetite of the company. The Risk Committee oversees the implementation and maintenance of such policies and appetite.

All members of the Risk Committee are independent, as discussed above, and Genworth's Chief Risk Officer also has a direct reporting obligation to the Risk Committee.

Other Committees

- The **Audit Committee** has responsibility for oversight of risks associated with financial accounting and reporting, including the company's system of internal control.

- The **Compensation Committee** oversees the risks relating to compensation plans and programs, as well as management development and leadership succession in the company's various business units.

- Our **Nominating Committee** is responsible for the oversight of risks relating to corporate governance.

 

Management

- The Board as a whole has historically discussed with management specific business risks as part of its regular reviews of the individual business units and also on a company-wide basis as part of its strategic reviews.

We believe that our risk oversight structure is supported by our current Board leadership structure, with the Non-Executive Chairman of the Board working together with our independent Risk Committee and our other standing committees.

Code of Business Conduct and Ethics

All of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, must act ethically at all times and in accordance with the policies comprising our code of business conduct and ethics set forth in Genworth's Code of Ethics ("Code of Ethics"). If an actual or potential conflict of interest arises for a director, the director shall promptly inform the chief executive officer. To view our Code of Ethics, go to www.genworth.com, select "Investors," then select "Corporate Governance," then select "Code of Business Conduct & Ethics" and finally select "Genworth Code of Ethics." Section 11 of our Governance Principles, which are available on our website, more fully addresses our Code of Ethics. Under our Governance Principles, the Board will not permit any waiver of any ethics policy for any director or executive officer. Within the time period required by the SEC and the NYSE, we will post on our website any amendment to our Code of Ethics.

Certain Relationships and Transactions

Our Board of Directors has established a policy, which is set forth in our Governance Principles, that Genworth will not enter into a transaction with a "related person" except in circumstances where there is a verifiable Genworth business interest supporting the transaction and the transaction otherwise meets Genworth's standards that apply to similar transactions with unaffiliated entities or persons. For purposes of our policy, "related person" means any of our executive officers, directors, nominees for director, any persons known by us to beneficially own in excess of 5% of any class of our voting securities, any person who is an immediate family member of the foregoing and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, general partner, principal or in a similar position or in which such person is deemed to have a 10% or greater beneficial ownership interest. Our policy applies to all transactions with "related persons," including modifications of previously approved transactions, other than: (1) transactions available to all employees generally; and (2) transactions involving the payment of compensation or the entry into compensatory agreements or arrangements that are approved by the Compensation Committee or paid pursuant to an agreement, plan or arrangement approved by the Compensation Committee. The Board has delegated to the Audit Committee the responsibility of establishing policies and procedures for the review and approval of transactions with related persons, and the Audit Committee has established certain key practices related thereto. Our Governance Principles are in writing and can be found in the corporate governance section of our website. To view, go to www.genworth.com, select "Investors," then select "Corporate Governance" and then select "Governance Principles." Our Audit Committee's key practices are in writing and can be found in the corporate governance section of our website. To view, go to www.genworth.com, select "Investors," then select "Corporate Governance," then select "Audit Committee" and finally select "Key Practices."

Communications with the Board of Directors

The Board of Directors has established a process for stockholders and other interested persons to communicate directly with Genworth and its non-management directors. Information regarding this process, including how to email or write our non-management directors, may be found on our website. To view this process, go to www.genworth.com, select "Investors," then select "Corporate Governance" and finally select "Contact the Board." Concerns relating to accounting, internal accounting controls and auditing matters may also be submitted confidentially and anonymously through the methods specified on our website. You may direct your communications to our non-management directors as a group or individually, or to any committee of the Board of Directors. The Corporate Secretary or Genworth's ombudsman monitor, review and sort all written communications to the non-management directors. Communications related to matters that are within the scope of the responsibilities of the Board of Directors are forwarded to the Board of Directors, the relevant committee of the Board or an individual director, as appropriate.

The Corporate Secretary or Genworth's ombudsman forward correspondence related to routine business and customer service matters to the appropriate management personnel. The Corporate Secretary or Genworth's ombudsman will immediately consult with the Audit Committee Chairman, who will determine whether to communicate further with the Audit Committee and/or the full Board of Directors with respect to any correspondence received relating to accounting, internal accounting controls, auditing matters or officer conduct.

Letters may be sent to the non-management directors as a group or individually, care of the Corporate Secretary, Genworth Financial, Inc., 6620 West Broad Street, Building #1, Richmond, Virginia 23230.

In addition, letters may be sent directly to Genworth, care of the Corporate Secretary or Investor Relations, Genworth Financial, Inc., 6620 West Broad Street, Building #1, Richmond, Virginia 23230.

Board Policies and Processes

Board Self-Evaluation

The Board and each of its Committees annually follow a specific process, overseen by the Nominating Committee, to determine their effectiveness and opportunities for improvement. The Board and each respective Committee conduct a self-evaluation annually, focusing on how the Board can improve its key functions of overseeing personnel development, financials, and other major issues of strategy, risk, integrity, reputation and governance. During the process, ideas are solicited from Directors about:

- improving prioritization of issues presented to the Board;
- improving quality of written, chart and oral presentations presented to the Board by management;
- improving quality of Board or Committee discussions on these key matters;
- improving communication and feedback from observations of fellow Board members;
- identifying ways to improve the effectiveness of the Board and its Committees;
- identifying how specific issues in the past year could have been addressed more efficiently;
- identifying specific issues which should be discussed by the Board in the future; and
- identifying any other matter of importance to Board functions.

Process	Questionnaire	Discussion	Feedback	Implementation
• Nominating Committee annually determines the Board evaluation criteria and process to be utilized • Process is implemented in the 4th quarter • Chairman of Board and Nominating Committee Chair oversee Board and Committee evaluation process	• Questions are developed to solicit ideas from the Directors to improve and identify key items required by the Governance Principles and Key Practices regarding the effectiveness of the Board and Committees • Questions are distributed in advance for Directors to consider • Directors also may request additional questions or topics be discussed as a part of the Board and Committee evaluation process	• Board allots ample time for Board evaluation discussion • Chairman of Board and Nominating Committee Chair facilitate Board evaluation deliberations • Committees allot ample time for discussion to receive feedback from the Directors regarding the questions • Committee members and Directors can also have private discussions with Committee Chairs or Chairman of the Board	• Chairman of Board works with Committee Chairs to organize comments received regarding options for change at either Board or Committee level • The Board and each Committee review and discuss the results of the Board evaluation assessment, and coordinate any necessary follow-up actions	• Chairman of Board oversees tracking, and implementation of any new agreed upon Board and Committee priorities and actionable items • Board is informed throughout the following year regarding follow up items and/or progress on implementing changes

Board Education

Directors receive orientation within six months of election to the Board, spending at least one day at the corporate headquarters for personal briefings by senior management on Genworth's strategic plans, its financial statements and its key policies and practices. Directors are also provided materials or briefing sessions on subjects that would assist them in discharging their duties and may be customized for a particular director's needs. In addition, "deep dives" on certain areas of interest or of particular importance are provided to the Board, or an individual director, from time to time. Directors are also annually provided with a list of opportunities for director education seminars and are reimbursed for registration and other fees and for airfare, as well as other reasonable travel, lodging and dining expenses for attendance at approved education seminars.

Compensation of Directors

The Nominating Committee has the responsibility for annually reviewing and recommending to the Board compensation and benefits for "non-management directors." Non-management directors are those directors who are not executive officers of Genworth or its affiliates. Accordingly, all directors, other than Mr. McInerney, are regarded as non-management directors. Mr. McInerney does not receive any compensation for serving as a director. As part of its 2019 review, the Nominating Committee engaged Steven Hall & Partners, LLC to provide competitive market data and advice regarding non-management director compensation. Based on its review, the Nominating Committee determined not to recommend any changes to the company's non-management director compensation and benefits program.

In 2019, the company's compensation components for non-management directors were as follows:

	Cash	DSUs	Total
Annual Retainer	$100,000	$142,000	$242,000
Annual Retainer for Non-Executive Chairman	$ 80,000	$120,000	$200,000
Annual Retainer for Lead Director	$ 20,000		
Annual Retainer for Committee Chairs			
Audit	$ 23,000		
Management Development and Compensation	$ 16,000		
Other Committees	$ 12,000		

- *Annual Retainer.* Each non-management director is paid an annual retainer of $242,000 in quarterly installments, following the end of each quarter of service. Of this amount, $100,000 of the annual retainer is paid in cash and $142,000 is paid in deferred stock units ("DSUs"). Instead of receiving a cash payment, non-management directors may elect to have 100% of their annual retainer paid in DSUs; provided, however, that no more than 30,000 DSUs may be granted to any non-management director in any one calendar year. To the extent this limit would be exceeded, the remainder of a director's annual retainer will be paid in cash.

- *Annual Retainer for Non-Executive Chairperson.* As additional compensation for service as Non-Executive Chairperson, the Non-Executive Chairperson receives a $200,000 annual retainer in addition to the regular annual retainer. Such amount is paid in quarterly installments, following the end of each quarter of service. Of this amount, $80,000 is paid in cash and $120,000 is paid in DSUs. Instead of receiving a cash payment, the Non-Executive Chairperson may elect to have 100% of the additional annual retainer paid in DSUs; provided, however, that no more than 25,000 DSUs may be granted to the Non-Executive Chairperson in any one calendar year with respect to the additional annual retainer. To the extent this limit would be exceeded, the remainder of the additional annual retainer will be paid in cash.

- *Fee for Lead Director.* If a Lead Director is appointed in the absence of an independent Non-Executive Chairperson, the Lead Director would receive an annual cash retainer of $20,000 in quarterly installments, as additional compensation for service as Lead Director.

- *Fees for Committee Chairs.* As additional compensation for service as chairperson of a committee, each chairperson will receive an additional annual cash retainer payable in quarterly installments, as follows: Audit Committee chair, $23,000; Compensation Committee chair, $16,000; and each other standing committee chair, $12,000.

- *Deferred Stock Units.* The number of DSUs granted is determined by dividing the DSU value to be delivered by the fair market value of our common stock on the date of grant. Each DSU represents the right to receive one share of our common stock in the future, following termination of service as a director, as set forth below. DSUs accumulate regular quarterly dividends, if any, which are reinvested in additional DSUs. The DSUs will be settled in shares of common stock on a one-for-one basis beginning one year after the director leaves the Board in a single installment or installments over ten years, at the election of the director. Additionally, grants of DSUs made after January 1, 2010, regardless of whether a non-management director elects to convert his DSUs on a single date or in a series of annual installments, will convert and settle in shares of common stock earlier upon the death of the non-management director.

The company's benefits for non-management directors in 2019 are as follows:

- *Matching Gift Program.* The company offers a matching gift program that provides for the matching of employee and director charitable contributions pursuant to the contribution guidelines established by the Genworth Foundation. Each non-management director is eligible for such charitable contributions to be matched on a 50% basis, up to a maximum matching contribution of $10,000 during any calendar year.

- *Reimbursement of Certain Expenses.* Non-management directors are reimbursed for reasonable travel and other Board-related expenses, including expenses to attend Board and committee meetings, other business-related events and director education seminars, in accordance with policies approved from time to time.

The following table sets forth information concerning compensation paid or accrued by us in 2019 to our non-management directors:

2019 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
William H. Bolinder[5]	$123,662	$ 81,373	$10,000	$215,036
G. Kent Conrad[6]	133,994	81,373	—	215,367
Melina E. Higgins	126,494	81,373	8,333	216,200
David M. Moffett	142,494	81,373	5,000	228,867
Thomas E. Moloney	138,494	81,373	10,000	229,867
Debra J. Perry	126,494	81,373	6,500	214,367
Robert P. Restrepo Jr.	149,494	81,373	10,000	240,867
James S. Riepe	230,408	149,083	7,500	386,991

[1] Amounts include the portion of the annual retainer (described above) that was paid in cash. Messrs. Bolinder, Conrad, Moffett, Moloney, Restrepo and Riepe and Mses. Higgins and Perry reached the maximum deferral of 30,000 DSUs with their fourth quarter retainer payment and Mr. Riepe reached the maximum deferral of 25,000 DSUs as Non-Executive Chairman of the Board with his fourth quarter retainer payment; therefore, a portion of their fourth quarter payment was made in cash. Amounts also include applicable committee chair fees and the cash portion of the retainer for the Non-Executive Chairman of the Board of Directors.

[2] Reflects the aggregate grant date fair value of DSUs, determined in accordance with FASB ASC Topic 718. The fair value of stock unit awards for purposes of Topic 718 typically equals the price of the underlying stock on the date of grant; however, amounts in the table are lower because the DSUs do not convert to transferable shares until one year after the director leaves the Board of Directors, and Topic 718 provides that the impact of transferability restrictions that remain in place after an award of stock based compensation vests may be considered when determining the fair value of the award for accounting purposes. The Finnerty option pricing model was, therefore, used to factor in these post-vest holding requirements with the following assumptions: (i) expected post vesting restriction period of 7.9 years; (ii) expected volatility of 82.0%; (iii) risk-free interest rate of 1.60%; (iv) expected dividend yield of 0.00%; and (v) calculated discount for post vest restriction period of 31.8%.

[3] The following table shows for each non-management director the total number of DSUs held as of December 31, 2019 (rounded down to the nearest whole share):

Name	Total Number of DSUs Held as of December 31, 2019
William H. Bolinder	199,671
G. Kent Conrad	162,832
Melina E. Higgins	157,837
David M. Moffett	171,725
Thomas E. Moloney	207,415
Debra J. Perry	91,403
Robert P. Restrepo Jr.	91,403
James S. Riepe	402,055

[4] Amounts reflect company charitable match contributions.

[5] Mr. Bolinder did not stand for re-election at our 2019 annual meeting of stockholders on December 12, 2019 and therefore retired from the Board of Directors effective that date.

[6] On May 15, 2019, Mr. Bolinder stepped down from, and Mr. Conrad was appointed to serve as, chair of the Nominating Committee. As a result, each of Mr. Bolinder and Mr. Conrad received a portion of the annual retainer fee for Nominating Committee chair in 2019.

Director Stock Ownership Policy

To help promote the alignment of the personal interests of the company's non-management directors with the interests of our stockholders, we have established a robust stock ownership policy for all non-management directors. Under the policy, each non-management director is expected to hold common stock and/or DSUs while serving as a director of Genworth having a value equal to five times the value of the cash portion of the annual retainer payable to non-management directors, which is currently $100,000. Therefore, the ownership guideline is $500,000. Non-management directors are expected to satisfy this ownership guideline over time after their initial appointment to the Board, and are not permitted to sell any shares of Genworth common stock received from us until the ownership guideline has been met. The DSUs held by the non-management directors settle in shares of common stock beginning one year after the director leaves the Board of Directors in a single payment or in payments over 10 years, at the election of the director, or earlier upon the death of the director.

The following table shows the stock ownership as of October 1, 2020, of our current non-management directors, the percentage of the ownership guideline that they have reached, and the number of years that have elapsed since the director was initially made subject to the policy. The value of each non-management director's stock ownership is based on the closing price of our common stock on October 1, 2020 ($3.16).

Name	Number of Shares / DSUs Held (#)	Value as of October 1, 2020 ($)	Stock Held as % of Ownership Guideline	Years Subject to Ownership Policy
G. Kent Conrad	192,832	$ 609,349	>100%	8
Melina E. Higgins	187,837	$ 593,565	>100%	7
David M. Moffett	201,725	$ 637,451	>100%	8
Thomas E. Moloney	248,415	$ 784,991	>100%	11
Debra J. Perry	121,403	$ 383,633	77%	4
Robert P. Restrepo Jr.	121,403	$ 383,633	77%	4
James S. Riepe	525,055	$1,659,174	>100%	15

Information About Our Stock

Ownership of Genworth Common Stock

The following table sets forth information as of October 1, 2020, except as indicated in the footnotes to the table, regarding the beneficial ownership of our common stock by:

- all persons (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by us to own beneficially more than 5% of any class of our common stock (based on the most recently available information filed with the SEC);
- the named executive officers included in the 2019 Summary Compensation Table below;
- each of our current directors and director nominees; and
- all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to the table, each of the directors, and executive officers possesses sole voting and investment power with respect to all shares set forth opposite his or her name. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable upon the exercise of stock options or stock appreciation rights ("SARs") or upon the conversion of restricted stock units ("RSUs") held by that person that are currently exercisable or convertible, or are exercisable or convertible within 60 days of October 1, 2020, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of any other stockholder. The number of shares issuable upon exercise of SARs is calculated based on the excess of the closing price of our common stock on October 1, 2020, over the base price of the SARs. As of October 1, 2020, there were 505,594,794 shares of common stock outstanding and no shares of any other class of voting securities outstanding.

The address of each director and executive officer listed below is c/o Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230.

Name of Beneficial Owner	Beneficial Ownership		Other Non-Management Director Stock-Based Holdings[1]
	Number of Shares	Percentage	
BlackRock, Inc.[2]	59,792,202	11.8	
The Vanguard Group, Inc.[3]	47,171,375	9.33	
Thomas J. McInerney[4]	2,471,601	*	
Daniel J. Sheehan IV	832,837	*	
Kevin D. Schneider	1,033,055	*	
Ward E. Bobitz	325,056	*	
Kelly L. Groh	544,967	*	
G. Kent Conrad	—	—	192,832
Karen E. Dyson[5]	—	—	—
Melina E. Higgins	—	—	187,837
David M. Moffett	—	—	201,725
Thomas E. Moloney	11,000	*	237,415
Debra J. Perry	—	—	121,403
Robert P. Restrepo Jr.	—	—	121,403
James S. Riepe	68,000	*	457,055
All directors and executive officers as a group (14 persons)[6]	505,841,127	1.05	

* Less than 1%.

(1) Represents DSUs held by the non-management directors that settle in shares of common stock beginning one year after the director leaves the Board in a single payment or in payments over 10 years, at the election of the director, or earlier upon the death of the director. See *Compensation of Directors* for more information regarding DSUs.

(2) Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 4, 2020 by BlackRock, Inc. ("BlackRock"). BlackRock reported that it has sole power to vote or direct the vote of 58,344,209 shares and that it has sole power to dispose or to direct the disposition of 59,792,202 shares. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(3) Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 12, 2020 by The Vanguard Group, Inc. ("Vanguard"). Vanguard reported that it has sole power to vote or direct the vote of 484,561 shares that it beneficially owns, and has shared power to vote or direct to vote of 95,243 shares, and that it has sole power to dispose or to direct the disposition of 46,653,624 shares and has shared power to dispose or to direct the disposition of 517,751 shares. Vanguard further reported that (a) Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 422,508 shares, or 0.08%, of our common stock as a result of its serving as investment manager of collective trust accounts and (b) Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 157,296 shares, or 0.03%, of our common stock as a result of its serving as investment manager of Australian investment offerings. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(4) Includes 246,333 shares of common stock in the form of restricted stock units that would vest immediately if Mr. McInerney were to retire.

(5) Director nominee standing for initial election at Annual Meeting.

(6) Represents ownership by all current directors and executive officers.

Ownership of Public Company Genworth Subsidiary

Genworth Mortgage Insurance Australia Limited

In May 2014, Genworth Mortgage Insurance Australia Limited ("Genworth Australia"), our indirect, majority-owned subsidiary, completed an initial public offering of its common shares. As of October 1, 2020, we beneficially owned approximately 52% of the common shares of Genworth Australia. The following table sets forth information as of October 1, 2020, regarding the beneficial ownership of the common shares of Genworth Australia by the named executive officers and all of our directors and executive officers as a group. As of October 1, 2020, none of our current directors beneficially owned any common shares of Genworth Australia. Beneficial ownership is determined in accordance with the rules of the SEC. The executive officers that hold Genworth Australia common shares possess sole voting and investment power with respect to all shares set forth by their name. As of October 1, 2020, there were 412,422,457 common shares of Genworth Australia outstanding and no shares of any other class of voting securities outstanding.

| | Beneficial Ownership | |
Name of Beneficial Owner	Number of Shares	Percentage
Thomas J. McInerney	—	—
Daniel J. Sheehan IV	—	—
Kevin D. Schneider	33,419	*
Ward E. Bobitz	—	—
Kelly L. Groh	—	—
All directors and executive officers as a group (14 persons)(1)	33,419	*

* Less than 1%.

(1) Represents ownership by all current directors and executive officers.

Equity Compensation Plan Information

The following table gives information as of December 31, 2019 about common stock that may be issued under all of our existing equity compensation plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))[4]
Equity Compensation Plans Approved by Stockholders[1]	14,166,747	$14.17	16,222,591

[1] 2004 Genworth Financial, Inc. Omnibus Incentive Plan, 2012 Genworth Financial, Inc. Omnibus Incentive Plan and 2018 Genworth Financial, Inc. Omnibus Incentive Plan.

[2] Includes shares issuable pursuant to the exercise or conversion of stock options, SARs, RSUs, PSUs and DSUs. The number of shares issuable upon exercise of SARs is calculated based on the excess, if any, of the closing price of our common stock on December 31, 2019 of $4.40 over the base price of the SARs. The number of shares issuable upon conversion of PSUs is calculated based on maximum payout levels until the performance period closes and the award settles.

[3] Calculation of weighted-average exercise price of outstanding awards includes SARs (which are exercisable for shares of common stock for no consideration) and stock options, but does not include RSUs, PSUs and DSUs that convert to shares of common stock for no consideration. The weighted-average exercise price of outstanding stock options is $14.17. The weighted-average base price of outstanding SARs is $10.09.

[4] Reflects shares reserved and available for future issuance under the 2018 Genworth Financial, Inc. Omnibus Incentive Plan. Under the Plan, each stock option and SAR counts as one share against the share reserve, and each full-value award counts as 1.25 shares against the share reserve. Accordingly, a total of approximately 12,978,072 shares are available for issuance pursuant to grants to full-value stock awards.

Executive Compensation

Report of the Management Development and Compensation Committee

The Management Development and Compensation Committee of the Board of Directors oversees the compensation programs of Genworth Financial, Inc. on behalf of the Board. In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the Compensation Discussion and Analysis included in this document.

In reliance on the review and discussion referred to above, the Management Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Genworth's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its proxy statement on Schedule 14A to be filed in connection with Genworth's 2020 Annual Meeting of Stockholders, each of which has been or will be filed with the U.S. Securities and Exchange Commission.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts. This report is provided by the following independent directors, who constitute the committee:

David M. Moffett, Chair
Melina E. Higgins
Robert P. Restrepo Jr.
James S. Riepe

October 21, 2020

Proposal 2
Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act), we are required to provide our stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail in the *Compensation Discussion and Analysis* section above, our executive compensation programs are designed to attract, retain and motivate employees of superior ability who are dedicated to the long-term interests of our stockholders. Under these programs, our named executive officers are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals, and the realization of increased stockholder value. Highlights of our executive compensation program, as described in the *Compensation Discussion and Analysis* section, include:

- compensation programs that are performance-based and align executive officer incentives with stockholder interests over multiple timeframes;
- annual incentives that are earned based on performance measured against specific financial and strategic objectives for an executive's area of responsibility, together with a qualitative assessment of performance;
- at-risk pay and compensation design that reflect an executive officer's impact on company performance over time; and
- appropriate risk management practices, including a clawback policy, anti-hedging policy, anti-pledging policy, stock ownership requirements, net share retention ratio and net hold requirements with respect to equity grants.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we will ask our stockholders to vote FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement for the 2020 Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the *Compensation Discussion and Analysis* section, the 2019 Summary Compensation Table and the other related tables and narrative discussion.

The say-on-pay vote is advisory, and therefore not binding on Genworth, the Compensation Committee or our Board of Directors. However, our Board of Directors and the Compensation Committee value the opinions of our stockholders, and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

> ✔ The Board of Directors recommends that Stockholders vote **FOR** the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

Compensation Discussion and Analysis

Named Executive Officers

This section provides an overview and analysis of our compensation programs and policies, including the material compensation decisions made under the programs with respect to the following executive officers, whom we refer to as our "named executive officers" or "NEOs:"



Thomas J. McInerney
President and
Chief Executive Officer
("CEO")



Kelly L. Groh
Former Executive Vice
President and Chief Financial
Officer ("CFO")[1]



Kevin D. Schneider
Executive Vice President
and Chief Operating Officer
("COO")



Ward E. Bobitz
Executive Vice President
and General Counsel
("General Counsel")



Daniel J. Sheehan IV
Executive Vice President, Chief
Financial Officer and Chief
Investment Officer ("CIO")[1]

[1]   Ms. Groh resigned her position as Executive Vice President and Chief Financial Officer effective August 6, 2020. Upon the effective date of Ms. Groh's resignation, Mr. Sheehan was appointed Chief Financial Officer. In addition, Ms. Groh recently married and has subsequently changed her name to Kelly Tuminelli.

2019 Company Performance

We aligned named executive officer incentives in 2019 with the execution of financial and other strategic initiatives that would improve our operating performance, enable strategic flexibility of our life and long-term care ("LTC") insurance businesses, and increase returns in our mortgage insurance businesses. We met or exceeded key operational, strategic and financial objectives for 2019 across many of our businesses.

Our operating performance in 2019, as well as our trailing three-year performance, have directly impacted our named executive officer compensation, as follows:

Key Annual Performance Objectives	↑ Above Target	The U.S. mortgage insurance business significantly exceeded goals for adjusted operating income and operating return on equity ("ROE")
		The U.S. Life Insurance business exceeded goals related to risk-based capital and statutory pre-tax income targets
Key Annual Strategic Objectives	↑ Above Target	Successfully completed the sale of Canadian mortgage insurance business, enabling progress towards the completion of the Oceanwide transaction
		The U.S. mortgage insurance business significantly exceeded goals for adjusted business growth, capital management, and new business pricing returns
Long-Term Financial Objectives	↑ At Maximum	Our 2017-2019 performance stock unit ("PSU") awards payout was driven by strong mortgage insurance performance and LTC in-force management

Highlights from our key performance results for 2019:

Mortgage Insurance

- We significantly exceeded both financial and strategic objectives for our U.S. mortgage insurance business, including our targets for adjusted operating income, operating ROE, business growth, capital management, and new business pricing returns;
- Our Australia mortgage insurance business met its strategic objectives and its financial objectives with respect to capital management and new business growth, but underachieved its financial objective for adjusted operating income; and
- Our Canada mortgage business overall slightly underachieved its financial objectives and exceeded its strategic objectives in 2019 prior to its disposition in December 2019. We included the performance of the Canada mortgage insurance business in 2019 up to the point of disposition in our NEO performance results.

U.S. Life Insurance

- We exceeded our internal targets for premium rate increase filings and approvals on our unprofitable legacy blocks of LTC insurance in execution of our multi-year rate action filing plan;
- We exceeded our internal goals with respect to our U.S. statutory risk-based capital and long-term care insurance statutory pre-tax income targets; and
- We met or exceeded targets for operational goals, including product development goals, actuarial initiatives, and preparations for the close of the Oceanwide transaction.

Corporate and Other

- We had strong investment portfolio performance, exceeding our internal goals for net investment income, purchase yield, asset production, and impairments and trading losses for the year.
- We successfully completed the sale of our Canadian mortgage insurance business, generating $1.7 billion net proceeds and enabling progress towards the completion of the Oceanwide transaction.

Stockholder Engagement

As previously disclosed in the 2019 Annual Proxy Statement, the Compensation Committee made a number of changes to our compensation programs and disclosure based on feedback received during the stockholder engagement process.

In 2019, we initiated contact with investors representing

60%

Of our outstanding shares

How we engaged with investors

 Engagement calls were scheduled with investors that were willing to engage

 Compensation Committee Chairman, Mr. David Moffett, led these calls

 Specific program changes were implemented following feedback

Topics discussed with our investors

 Design and incentive type for CEO long-term incentives

 Performance measurement period for all long-term incentives

 Additional disclosure around annual incentive metrics and weightings

 Long-term versus short-term incentive focus

The following highlights key design and disclosure elements:

- Eliminated time-based awards from the CEO pay program and transitioned target CEO long-term award values to 100% performance stock unit grants starting in 2019
- Starting with the 2019 performance stock unit grant, the performance is now measured over a three-year cumulative period instead of three separate one-year measurement periods
- Beginning with the 2019 Annual Proxy Statement, the *Compensation Discussion and Analysis* section was expanded to include specific annual incentive payout metrics and weightings for each NEO (see pages 53-58)
- As we continue to believe a successful completion of the Oceanwide transaction is in the best interest of our stockholders and our company, the Compensation Committee will continue to consider all aspects of the Oceanwide transaction when reviewing short- and long-term incentive pay performance to ensure that both company financial performance and transaction related activities are incentivized and recognized

Consideration of Last Year's Advisory Stockholder Vote on Executive Compensation

Annual advisory votes to approve named executive officer compensation serve as a tool to help guide the Compensation Committee in evaluating the alignment of the company's executive compensation programs with the interests of the company and our stockholders. In preparation for the 2019 advisory vote, we contacted many of our institutional stockholders in the fall of 2019 for their input on the company's compensation and governance practices and to address their questions. At the 2019 Annual Meeting, over 88% of the shares voted were cast in favor of the compensation paid to the named executive officers in 2018, as discussed and disclosed in the 2019 Annual Proxy Statement.

In considering the results of the 2019 advisory vote to approve named executive officer compensation, which dramatically improved versus the prior year, the Compensation Committee concluded that stockholders viewed the program changes outlined above favorably, and we did not make additional changes to our compensation programs directly in response to the 2019 advisory vote.

Genworth continued to engage with stockholders throughout 2020.

Compensation Philosophy

Our objective in compensating executive officers is to attract, retain and motivate employees of superior ability who are dedicated to the long-term interests of our stockholders.

It is important to note that as a result of the transaction with Oceanwide, we believe our stock price has been effectively capped at the merger consideration of $5.43 per share, which limits both stockholder return and gains on equity awards provided to executives. Additionally, challenges from our legacy long-term care insurance blocks of business (underwritten or assumed from 1974 to 2007) have materially impaired the financial performance and stockholder value of the company, making it difficult to fully align executive pay with stockholder value.

The following principles guide our compensation program design and individual compensation decisions. Additionally, we have highlighted below key elements of our compensation programs or policies for named executive officers that illustrate how we support these principles in practice:

Our Guiding Principles	Examples of Programs or Policies That Support Our Principles
Compensation should be primarily performance-based and align executive officer incentives with stockholder interests across multiple timeframes.	• Annual incentives (short-term performance-based awards) • Annual grants of long-term incentives to NEOs including equity-based PSUs (vest based on company performance after three years), restricted stock units (long-term stock appreciation with an emphasis on retention), and performance-based cash (vest based on company performance after three years)
At-risk pay and compensation design should reflect an executive officer's impact on company performance over time.	• A majority of annual compensation of our NEOs is completely at risk • Our CEO has 86% of total target pay linked to company performance, through PSUs and annual incentives for 2019 • Our other NEOs have an average of 79% of total target pay linked to company performance through PSUs, restricted stock units ("RSUs"), and annual incentives for 2019 • Annual long-term incentive grants constitute the largest component of target compensation for NEOs
Total compensation opportunities should be competitive within the relevant marketplace.	• Our compensation benchmarking approach, as described below, and annual review of the composition of our peer group
Our incentive compensation should reward financial and operational performance and allow for qualitative assessment.	• In determining annual incentive awards, the Compensation Committee measures performance against specific financial objectives for the person's area of responsibility, together with a qualitative assessment of operational performance and other results • As noted above, this qualitative assessment is particularly important because of the significant impact on the performance of the company caused by the legacy LTC insurance blocks of business • Our long-term equity and cash-based performance awards reward achievement of specific longer-term company objectives
Plan designs and incentives should support appropriate risk management practices.	• Executive officer stock ownership guidelines for our CEO (7x salary), our COO, CFO and CIO (3x) and for our other Executive Vice Presidents or Senior Vice Presidents (2x) • 50% retention ratio for net after-tax shares received from the vesting or exercise of all equity incentive awards until executive officers' stock ownership guidelines are met, ensuring significant personal assets are aligned with long-term stockholder interests • Exercises of previously awarded stock options and stock appreciation rights ("SARs") are settled in stock and are subject to a nine-month net hold requirement • Clawback, anti-hedging and anti-pledging policies

Key Governance Practices

- ✔ Annual Advisory Approval of Executive Compensation
- ✔ Use of Performance-Based Long-Term Incentives
- ✔ Stock Ownership Requirements for Executive Officers (including CEO), as a Multiple of Base Salary
- ✔ Retention Requirements for Equity Awards

- ✔ Clawback Policy
- ✔ Double-Trigger for Change of Control Benefits
- ✔ No Excise Tax Gross-Ups for Change of Control Benefits

Compensation Decision-Making Process

How We Determine Program Design

Role of the Compensation Committee

The Compensation Committee seeks a collaborative relationship with management, and currently uses an independent third-party compensation consultant to provide for a more informed decision-making process and objective perspective in this important governance matter. The Compensation Committee facilitates the annual review process of CEO performance and compensation decisions, with input from the Board and support of their independent compensation consultant. The Compensation Committee regularly meets in executive session without management present and retains the final authority to approve all compensation policies, programs and amounts paid to our named executive officers.

Role of Management and Compensation Consultants

Our CEO and Executive Vice President—Human Resources regularly attend meetings of the Compensation Committee to provide analysis, details and recommendations regarding the company's executive compensation programs and plan design. During full Board meetings, members of the Compensation Committee also receive business performance and strategy updates from other members of senior management that align with compensation incentive goals. Our CEO provides the Compensation Committee with performance assessments and compensation recommendations in his role as a manager for individual named executive officers (other than himself). The Compensation Committee, typically in the first quarter of each year, then determines and approves annual incentive award payouts for the prior year, any adjustments to base salary, target annual incentives for the upcoming year, and awards of long-term incentives to executive officers. For more information on the compensation decisions made in 2019, see the *Compensation Program Elements* section below.

The Compensation Committee has retained Steven Hall & Partners, LLC, an independent compensation consultant, to assist in reviewing and analyzing compensation data for our CEO and other named executive officers. The compensation consultant regularly attends Compensation Committee meetings and meets with the Compensation Committee in executive session without management present. The Compensation Committee occasionally requests special studies, assessments of market trends and education regarding changing laws and regulations from the compensation consultant to assist the Compensation Committee in its decision-making processes for the CEO and other executive officers. The compensation consultant provides the Compensation Committee with advice, but does not determine the amount or form of compensation for our named executive officers. In 2019, the Compensation Committee assessed the independence of the compensation consultant and other advisors pursuant to SEC rules and concluded that no conflict of interest exists that would prevent the compensation consultant or other advisors from independently advising the Compensation Committee.

Benchmarking

We generally evaluate market competitiveness of our programs as an input into the process of designing plans and setting target compensation levels for named executive officers. We review each component of compensation for our named executive officers separately and in the aggregate, and also consider the internal responsibilities among the named executive officers to help determine appropriate pay levels. With respect to individual named executive officers, we compare the total target compensation opportunities for our named executive officers to target opportunities for similar positions at comparable companies. These benchmarks are a gauge for evaluating market competitiveness, but are not given greater weight than other key factors when making compensation decisions. For example, individual named executive officers may have higher or lower target compensation levels compared to market medians based on level of responsibility, individual experience and skills, performance trends, competitive dynamics, retention needs and internal equity considerations.

The Compensation Committee typically utilizes a combination of publicly available information related to a specific list of peer companies (the "Peer Group"), as well as information available through market compensation surveys to provide a broad perspective of market practice. While no individual company matches our lines of business precisely, the Peer Group is intended to represent, in the aggregate, companies with revenue sources and talent demands similar to the company. With respect to size, we generally look at revenue or total assets as indicators of comparability rather than market capitalization due to our legacy LTC insurance business and the potential for volatility year over year as stock prices change. The companies included in market surveys used by the company are not individually identifiable for a particular executive position (and therefore we are not benchmarking against any particular company within the survey), and also may change from year-to-year based on voluntary participation in the market surveys we use, mergers and divestitures, or changes in corporate structure.

To the extent we make changes to our business portfolio, or as peer companies adjust their own business lines or distribution channels, we will consider adding peers, or removing peers which no longer have revenue sources and talent demands similar to ours. The Compensation Committee will consider advice and recommendations developed by its compensation consultant to support our benchmarking principles. The Peer Group used when considering 2019 compensation actions was composed of the following companies:

Aflac, Inc.	Fidelity National Financial	Principal Financial Group, Inc.
American Financial Group, Inc.	First American Financial Corporation	Radian Group
Assurant, Inc.	Hanover Insurance Group	Reinsurance Group of America, Inc.
CNA Financial Corporation,	Lincoln National Corporation	Unum Group
CNO Financial Group, Inc.	MGIC Investment Corporation	

The compensation consultant supported the Compensation Committee's evaluation of the peer group to be used for benchmarking purposes and recommended no changes to the group. In 2019, and following determination of 2019 compensation for our named executive officers, our Compensation Committee reviewed our Peer Group and determined that no changes were needed as it is appropriate based on company size, sources of revenue and sources of talent.

Impact of Oceanwide Transaction on 2019 Executive Compensation

While we acknowledge the length of the pending transaction with Oceanwide is unusual because of unanticipated regulatory delays, our Board of Directors continues to believe that completion of this transaction is the best strategic outcome for Genworth and its stockholders. Our continued work toward closing the merger with Oceanwide has taken considerable effort and resources to obtain the various regulatory approvals necessary to consummate the transaction. Our compensation programs have continued to include incentives that encourage the achievement of metrics that will provide long-term value to Genworth, but we have also provided incentives to encourage the closing of the Oceanwide transaction as soon as possible despite geopolitical uncertainty.

The Merger Agreement with Oceanwide does not include any special compensation awards for any named executive officer. No cash payments or acceleration of equity awards will be triggered for executive officers based solely on the closing of the Oceanwide transaction[1]. Outstanding equity awards held by executive officers immediately prior to the closing of the Oceanwide transaction will be automatically converted into the right to receive a cash payment equal to $5.43 per share, but will remain subject to their existing vesting schedule. For further information regarding executive compensation in connection with the Oceanwide transaction, see our proxy statement for the special meeting of stockholders held on March 7, 2017, which was filed on January 25, 2017.

[1]   This Compensation Discussion and Analysis, as well as certain compensation disclosures included in this Proxy Statement, are presented without regard to the terms of the Oceanwide Transaction. For further information regarding the terms, conditions and interests of certain persons under the Oceanwide Transaction, see our proxy statement for the special meeting of stockholders held on March 7, 2017, which was filed on January 25, 2017.

Key Compensation Program Elements

Our 2019 annual compensation program for named executive officers consists of the following key elements: base salary, annual incentive, and annual long-term incentive grants (including performance stock units ("PSUs") for the CEO, and PSUs and restricted stock units ("RSUs") for all other NEOs). A significant portion of annual compensation of our NEOs is completely at risk.

The below charts reflect the average target compensation mix for the NEOs. Additional details on their compensation elements is described on the following pages.

2019 CEO Target Compensation



2019 Other NEO Target Compensation



Base Salary

Base salaries are generally intended to reflect the scope of an executive officer's responsibilities and level of experience, reward sustained performance over time and be market competitive. In February 2019, the Compensation Committee undertook its annual review of executive officer base salaries. The Compensation Committee approved a 2% and 5% salary increase for each of Ms. Groh and Mr. Bobitz, respectively, as a continuation of base salary progressions to market competitive levels following their promotions in 2015. The Compensation Committee determined to not make any base salary adjustments for the other named executive officers at that time as the existing base salaries were considered competitive within the marketplace for their roles.

Annual Incentive

In our annual incentive program, we review performance against clear financial objectives, together with a qualitative assessment of operational objectives and other accomplishments toward strategic priorities not necessarily reflected in annual financial results. Each named executive officer has an annual incentive target, expressed as a percentage of base salary. The 2019 target annual incentive opportunities for our named executive officers ranged from 100% to 200% of base salary, and payout opportunities for 2019 ranged from zero to 200% of their individual target amount. Individual annual incentive targets are reported in the 2019 Grants of Plan-Based Awards Table below.

Our annual incentive program is closely aligned with our annual business operating plan, which is reviewed by the Genworth Board of Directors. The Compensation Committee sets performance targets for the annual incentive program that align with achievement of the business operating plan, with above target payouts for exceeding the plan and below target or no payouts for not meeting the plan. When setting the annual business operating plan, many factors and assumptions are considered, such as the competitive landscape, the global economic environment, market trends, interest rates, and regulatory considerations. As a result, performance targets within our annual incentive plan may not always escalate on a yearly basis, and potentially may be set below the previous year's targets or actual results.

The Compensation Committee determined to not make any adjustments to annual incentive target percentages for 2019 as the existing targets were considered competitive within the marketplace for their roles.

Why Metrics Were Chosen

The financial metrics chosen to measure 2019 performance, which are disclosed later in this document in the individual NEO scorecards, were identified as key drivers of our business operating plans. For example, net operating income (loss) and operating return on equity (ROE) represent key top-level measures of financial performance for our mortgage insurance businesses. In our U.S. life insurance companies, we measured incremental premiums approved for LTC insurance in-force rate actions, operating income metrics, and consolidated risk-based capital targets.

For 2019, the Compensation Committee also established the following key strategic priorities designed to have an impact on company financial performance and stockholder value:

Key Strategic Priority	Rationale
Close Oceanwide Transaction & Transition Execution	• We signed the Merger Agreement with Oceanwide in October 2016 and have been working diligently to close the transaction
	• When brought to the stockholders for approval, over 96% of our voting stockholders approved this transaction
	• Completing the transaction has remained our top priority and stockholders have continually expressed their desire to see this transaction completed
Meaningful Progress in Addressing National Association of Insurance Commissioners ("NAIC") LTC Regulatory Framework (for CEO only)	• Critical for future of LTC industry and key to on-going solvency of our legacy LTC insurance business to establish procedures and processes for potential future rate increases
Asset Production	• Effective management of asset purchases critical to obtaining appropriate returns and diversification on the company's $75 billion investment portfolio
Voluntary Employee Turnover (Target US Rate Under 15%)	• As we work through this period of transition, it is important to maintain stability and engagement within our workforce.

How Metrics Performed

Performance Unit	Key Financial Metrics	Unit	2019 Target	2019 Measured Result	Variance
US Mortgage Insurance	U.S. Mortgage Insurance – Net Operating Income	$million	$ 491	$ 569	$ 78
	U.S. Mortgage Insurance – Operating ROE[1]	%	15.8%	18.0%	220 bps
US Life Insurance	GLIC Consolidated Risk Based Capital[2]	%	165%	213%	48%
	LTC in force Statutory pre-tax income metric[3]	$million	$1,170	$1,317	$ 147
	Gross incremental premiums approved for LTC in-force rate actions[4]	$million	$ 275	$ 334	$ 59
Canada Mortgage Insurance	Canada Mortgage Insurance – Net Operating Income[5]	CAD$million	$ 462	$ 466	$ 4
	Canada Mortgage Insurance – Operating ROE[5][6]	%	12.0%	11.7%	(30) bps
Australia Mortgage Insurance	Australia Mortgage Insurance – Net Operating Income[7]	AUS$million	$ 90	$ 77	$ (13)
	Australia Mortgage Insurance – Return of Capital Above Ordinary Dividends	AUS$million	$ 200	$ 200	$ —
Investments	Net investment income[8]	$million	$3,325	$3,357	$ 32
	Total company adjusted U.S. GAAP impairments and trading losses[9]	$million	$ (40)	$ 60	$ 100
	U.S. Life Insurance statutory impairments and trading losses and capital/credit migration impact[10]	$million	$ (130)	$ (48)	$ 82
	Purchase yield vs. external benchmark	%	3.64%	4.07%	43 bps

[1] Operating ROE for our U.S. mortgage insurance business equals adjusted operating income divided by average ending Genworth's stockholders' equity attributable to our U.S. mortgage insurance business, excluding accumulated other comprehensive income (loss), for the most recent five quarters.

[2] The GLIC Consolidated Risk Based Capital measures the consolidated U.S. statutory results for Genworth Life Insurance Company ("GLIC").

[3] The LTC in force statutory pre-tax income measures the impact from in force premium rate actions on the results for GLIC, Genworth Life and Annuity Insurance Company ("GLAIC") and Genworth Life Insurance Company of New York ("GLICNY").

[4] This metric measured the weighted-average increase on annualized LTC in-force premiums resulting from rate actions approved in 2019.

[5] We included the performance of the Canada mortgage insurance business in 2019 up to the point of disposition in our NEO performance results.

[6] Operating ROE for our Canada mortgage insurance business equals net operating income (reported under Canadian GAAP), divided by the average of the beginning and ending Genworth's stockholders' equity attributable to our Canadian mortgage insurance business, excluding accumulated other comprehensive income (loss).

[7] Adjusted operating income for our Australia mortgage insurance business equals net profit after tax ($97 million) less after-tax realized investment security gains ($20 million) all reported under Australian GAAP.

[8] 2019 measured result for net investment income was adjusted to include $131 million of net investment income from Canada mortgage insurance (included in discontinued operations for 2019) and also translated at planned foreign exchange rates, which decreased net investment income by $7 million.

(9)   Total company adjusted U.S. GAAP impairments and trading losses were calculated as follows:

(amounts in millions)	
Net investment gains (losses)	$ 50
Excludes:	
Losses on derivatives	72
Foreign exchange impact	1
Gains on sales of Treasury strips	(35)
Other mark to market adjustments	(42)
Canadian gains from trading	14
Total company adjusted U.S. GAAP impairments and trading losses	$ 60

(10) Investment impairments and trading losses are calculated in accordance with statutory accounting rules and the capital/credit migration impact represents statutory risk-based capital impact to U.S. Life Insurance companies from changes in NAIC rating of invested assets shown at a 300% multiple.

The Compensation Committee took our strategic priorities into account when evaluating the performance of our named executive officers, and consideration was given for the accomplishments in their areas of responsibility. The key strategic priorities, and related accomplishments in 2019, included:

Key Strategic Priority	2019 Key Accomplishments/Results
Close Oceanwide Transaction & Transition Execution	• Following extensive efforts to obtain Canadian regulatory approval for the Oceanwide transaction, the company successfully completed a sale of its Canadian mortgage insurance business, generating $1.7 billion in net proceeds and enabling significant progress toward the completion of the Oceanwide transaction. • The Committee determined target funding was warranted.
Meaningful Progress in Addressing NAIC LTC Regulatory Framework (for CEO only)	• Addressed the NAIC Task Force at its inaugural meeting and actively participated in both public hearings and information sessions to educate regulators and members of the public on the company's current financial outlook, as well as the history, challenges and future potential of the private long-term care insurance market. • Advocated for consistent, timely rate approvals and individual state accountability, which were instrumental in the formation of the NAIC LTC task force's restructuring work group. • Promoted the company's active participation in the NAIC task force's preliminary work to explore templates to obtain carrier information for reserve adequacy and other actuarial analyses. • Secured key regulatory support for the annual re-rate regulatory model, resulting in the submission of a product filing with the Interstate Insurance Product Regulation Commission that will use the annual re-rate framework and is supported by four geographically-diverse states. • The Committee determined above target funding was warranted.
Asset Production	• Exceeded asset purchase goals for the USLI, GMI, and strategic asset production targets. • The Committee determined above target funding was warranted.
Voluntary Employee Turnover (Target US Rate Under 15%)	• Year-end voluntary turnover rate was approximately 7% • The Committee determined above target funding was warranted.

The Compensation Committee reviewed overall performance results against the applicable objectives in the pre-determined scorecard in determining the actual payouts of annual incentives and also considered the performance of each named executive officer in their respective area of responsibility. After discussion it was determined that each named executive officer would only receive annual incentives based on the achievement of the financial and strategic measures in their respective area of responsibility and no discretion would be employed in making the awards based on other individual performance. Amounts paid for 2019 are reported under the Non-Equity Incentive Plan Compensation—Annual Incentive column of the 2019 Summary Compensation Table.

NEO 2019 Scorecard Results



Thomas J. McInerney

Mr. McInerney's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. His 2019 target was $2,000,000 (or, 200% of base pay). Mr. McInerney's approved annual incentive award for 2019 was $2,500,000, or approximately 126% of his targeted amount for 2019, based on the achievement of the following financial and strategic measures for the company:

Financial Objectives[1]

Performance Unit	Key Financial Metrics ($ in millions)	Weight	2019 Target	2019 Measured Results	Funding %
U.S. Mortgage Insurance	Net operating income	10%	$ 491	$ 569	150%
	Operating ROE (unlevered 5 pt average)	10%	15.8%	18.0%	150%
U.S. Life Insurance	GLIC Consolidated Risk-Based Capital	10%	165%	213%	150%
Canada Mortgage Insurance (Canadian $ in millions)	Net operating income	5%	$ 462	$ 466	103%
	Operating ROE (levered 5 pt average)	5%	12.0%	11.7%	93%
Australia Mortgage Insurance (Australian $ in millions)	Net operating income	5%	$ 90	$ 77	64%
	Return of Capital Above Ordinary Dividends	5%	$ 200	$ 200	100%
Investments	Results of Full Scorecard (Full Scorecard Details Available under Mr. Sheehan)	10%	100%	134%	134%

[1] At the request of certain state insurance regulators, the company did not set specific incremental LTC premium increase financial targets for Mr. McInerney. In lieu of this, Mr. McInerney's scorecard included a strategic objective to achieve meaningful progress in addressing the general NAIC LTC regulatory framework.

Strategic Objectives

Objective	Weight	Funding %
Close Oceanwide Transaction & Transition Execution	20%	100%
Meaningful Progress in Addressing NAIC LTC Regulatory Framework (for CEO only)	20%	150%
	Overall %	**126%**



Kelly L. Groh

Ms. Groh's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. Her 2019 target was $844,000 (or, 125% of base pay). Ms. Groh's approved annual incentive award for 2019 was $1,030,000, or approximately 122% of her targeted amount for 2019, based on the achievement of the financial and strategic measures indicated below.



Kevin D. Schneider

Mr. Schneider's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. His 2019 target was $1,125,000 (or, 150% of base pay). Mr. Schneider's approved annual incentive award for 2019 was $1,370,000, or approximately 122% of his targeted amount for 2019, based on the achievement of the financial and strategic measures indicated below.



Ward E. Bobitz

Mr. Bobitz's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. His 2019 target was $575,000 (or, 100% of base pay). Mr. Bobitz's approved annual incentive award for 2019 was $700,000, or approximately 122% of his targeted amount for 2019, based on the achievement of the financial and strategic measures indicated below.

Financial Objectives

Performance Unit	Key Financial Metrics ($ in millions)	Weight	2019 Target	2019 Measured Results	Funding %
U.S. Mortgage Insurance	Net operating income	10%	$ 491	$ 569	150%
	Operating ROE (unlevered 5 pt average)	10%	15.8%	18.0%	150%
U.S. Life Insurance	GLIC Consolidated Risk-Based Capital	10%	165%	213%	150%
	Gross Incremental Premium Approved	5%	$ 275	$ 334	150%
	Core Statutory pre-tax income metric	5%	$1,170	$1,317	150%
Canada Mortgage Insurance (Canadian $ in millions)	Net operating income	5%	$ 462	$ 466	103%
	Operating ROE (levered 2 pt average)	5%	12.0%	11.7%	93%
Australia Mortgage Insurance (Australian $ in millions)	Adjusted operating income	5%	$ 90	$ 77	64%
	Return of Capital Above Ordinary Dividends	5%	$ 200	$ 200	100%
Investments	Results of Full Scorecard (Full Scorecard Details Available under Mr. Sheehan)	10%	100%	134%	134%

Strategic Objectives

Objective	Weight	Funding %
Close Oceanwide Transaction & Transition Execution	20%	100%
Employee Voluntary Turnover (Target US Rate Under 15%)	10%	110%
	Overall %	**122%**



Daniel J. Sheehan IV

Mr. Sheehan's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance. His 2019 target was $1,200,000. Mr. Sheehan's approved annual incentive award for 2019 was $1,610,000, or approximately 134% of his targeted amount based on the achievement of the following financial and strategic measures for the investment function:

Financial Objectives

Objective	Weight	2019 Target	2019 Measured Results	Funding %
Net Investment Income	20%	$3,325	$3,357	107%
Total company adjusted U.S. GAAP impairments and trading losses	10%	$ (40)	$ 60	150%
U.S. Life Insurance statutory impairments and trading losses and capital/credit migration impact	20%	$ (130)	$ (48)	150%
Purchase yield vs. external benchmark	10%	3.64%	4.07%	150%

Strategic Objectives

Objective	Weight	Funding %
US Life Private Asset Production	20%	130%
GMI Global Asset Production	10%	117%
Strategic Asset Production	10%	150%
	Overall %	**134%**

Annual Long-Term Incentives

We believe that the largest component of our annual compensation opportunities for named executive officers should be in the form of longer-term incentives, including annual long-term equity and cash grants.

Our long-term incentive program is closely aligned with a multi-year business plan, which is reviewed by the Genworth Board of Directors. The Compensation Committee sets performance targets for the long-term incentive program that align with achievement of a multi-year business plan, with above target payouts for exceeding the plan and below target or no payouts for not meeting the plan. When setting the multi-year business plan, many factors and assumptions are considered, such as the competitive landscape, the global economic environment, market trends, interest rates, and regulatory considerations. As a result, performance targets within our long-term incentive plan may not always escalate on a yearly basis, and potentially may be set below the previous year's targets or actual results.

To determine annual long-term equity grant awards for the CEO, the Compensation Committee works with their independent compensation consultant in executive session. To determine long-term equity grant awards to all other executive officers, the CEO prepares a recommendation for each of such executive officers for the Compensation Committee's consideration and approval. In addition, when determining long-term equity award values for each executive officer (including our CEO), the Compensation Committee considers competitive pay levels, alignment of total pay at risk with the individual's ability to impact long-term company performance, the individual's sustained performance over time, and long-term succession and retention needs.

The company uses a 20-day historical average closing price in February and/or March, to create an estimate of the grant-date fair value of a share for planning purposes. The compensation value is converted to a number of shares, typically rounded, for Compensation Committee approval. This approach mitigates the impact of short-term fluctuations in stock price on award levels, allows for clear understanding of both share levels and approximate compensation values at the time of Compensation Committee approval, and facilitates delivering rounded award amounts. The Compensation Committee approves a number of shares at the end of this process using the 20-day trading average up to and including the date of grant.

For the 2019-2021 PSUs and RSUs, our Compensation Committee reviewed the proposed compensation values for all executive officers, determined aggregate award sizes based on the approach described above using an estimated share value and granted the awards in May 2019 and subsequently approved the performance goals and terms and conditions for the PSUs in December 2019.

In addition, and in response to stockholder feedback, the Compensation Committee changed Mr. McInerney's long-term incentive awards in 2019 to 100% PSUs, rather than 50% PSUs and 50% RSUs.

NEO LTI Target Amounts

Annual equity grants made in 2017 through 2019 to the CEO have been awarded in the following amounts:

Named Executive Officer	Reported Year	Approximate Compensation Value Intended to be Delivered[1]	# of RSUs Awarded	"Target" # of PSUs Awarded
Mr. McInerney	2019	$4,125,000	—	1,114,865
	2018	$4,125,000	739,000	739,000
	2017	$4,125,000	554,000	554,000

[1] Due to differences in how the grant-date fair value of awards is determined for accounting purposes, these amounts will differ from the amounts reflected as the grant date fair value of the awards in the 2019 Summary Compensation Table.

The 2019 target annual long-term incentive opportunities for our named executive officers average 54% of target compensation. Individual long-term incentive targets are listed in the 2019 Grants of Plan-Based Awards Table below.

The intended value of the annual long-term incentive awards made in 2017 through 2019 to the other NEOs were awarded in the following amounts:

Named Executive Officer	Reported Year	Approximate Compensation Value Intended to be Delivered[1]	# of RSUs Awarded	"Target" # of PSUs Awarded	"Target" $ Value of PCAs Awarded[2]
Ms. Groh	2019	$2,000,000	270,271	270,271	—
	2018	$1,500,000	—	—	$1,500,000
	2017	$1,000,000	134,000	134,000	—
Mr. Sheehan	2019	$2,000,000	270,271	270,271	—
	2018	$1,500,000	—	—	$1,500,000
	2017	$1,500,000	202,000	202,000	—
Mr. Schneider	2019	$2,000,000	270,271	270,271	—
	2018	$2,000,000	—	—	$2,000,000
	2017	$2,000,000	269,000	269,000	—
Mr. Bobitz	2019	$ 750,000	101,352	101,352	—
	2018	$ 900,000	—	—	$ 900,000
	2017	$ 633,000	85,000	85,000	—

[1] Due to differences in how the grant-date fair value of awards is determined for accounting purposes, these amounts will differ from the amounts reflected as the grant date fair value of the awards for 2017 and 2019 in the 2019 Summary Compensation Table. 2018 amounts noted for PCAs reflect performance-based cash long-term incentives that are not reflected in the 2019 Summary Compensation Table.

[2] The NEOs (other than the CEO) received long-term PCAs in lieu of stock based long-term incentives in 2018. The PCAs awarded were cash-based and therefore not reflected in the 2019 Summary Compensation Table for 2018.

Long-Term Incentive Award Design

Our long-term incentive awards to executive officers have included, over time, different combinations of SARs, PSUs, RSUs and performance-based cash awards ("PCAs"). Taken together, we believe our annual long-term incentive grants provide our named executive officers with effective retention value and appropriate incentives to achieve long-term company performance objectives, while aligning our executive officer compensation program with the long-term interests of our stockholders.

For 2019, our named executive officers' long-term equity grants were awarded 100% in PSUs for our CEO, and 50% PSUs and 50% RSUs for our other named executive officers. In 2019, the Compensation Committee eliminated RSUs from the CEO pay program and transitioned to 100% PSU grants. Therefore, beginning in 2019, Mr. McInerney's long-term incentives are 100% performance-based.

Additional Information Regarding Awards of Restricted Stock Units

RSUs vest 33% per year, beginning on the first anniversary of the grant date. As noted above, CEO equity grants in 2019 were changed to 100% PSUs. Net after-tax shares acquired by named executive officers through the grant or exercise of all company equity incentive awards are subject to a 50% retention ratio until stock ownership guidelines are met. Awards of RSUs are generally forfeited upon termination of employment with the company prior to vesting, except for limited instances described in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Additional Information Regarding Awards of Performance Cash Awards

As disclosed in the 2019 Annual Proxy Statement, with not enough shares available for the 2018 long-term incentive awards granted in May 2018, the Compensation Committee altered the traditional pay structure for our named executive officers other than the CEO to have 100% of their long-term incentives be PCAs to ensure continued alignment with stockholder interests was maintained. At the 2018 Annual Meeting, stockholders approved a new omnibus plan which allowed long-term incentives beginning in 2019 to all named executive officers to again be equity-based. As a result, no PCAs were awarded to named executive officers in 2019.

2019-2021 Performance Stock Unit Metrics and Goals

Performance Measurement Period	Weight (% of Target)	Consolidated Genworth U.S. GAAP Adjusted Operating Income[1]			Current Estimated Result
		Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	
January 1, 2019—December 31, 2021 ($MM)	100%	$840	$1,050	$1,260	Not Available

[1] Consolidated Genworth U.S. GAAP Adjusted Operating Income will be measured excluding impacts from the proposed merger with Oceanwide related to Purchase-GAAP accounting adjustments, such as legal fees and settlement costs related to merger & acquisition litigation, and any strategic deal-related expenses (e.g. 3rd party legal, actuarial or reinsurance support for negotiating or implementing a transaction). In addition, Adjusted Operating Income may be adjusted to exclude the impacts from in-force reserve changes from future period assumption changes (e.g. mortality, interest rate, expense, lapse, morbidity), methodology changes (e.g. changes that would arise from a system conversion), changes in foreign exchange rates, and tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act. It is expected that all threshold, target and maximum performance goals for each Performance Measurement Period will be adjusted (up or down, as appropriate) at the time the Company closes its proposed merger with Oceanwide in order to account for the impact of Purchase-GAAP accounting adjustments on the performance goals.

Additional Information Regarding 2019-2021 Performance Stock Units

- Awards of 2019-2021 PSUs vest based on the company's achievement of performance goals relating to consolidated Genworth U.S. GAAP Adjusted Operating Income, measured over one cumulative three-year performance measurement period.

- The target number of PSUs noted above was fixed for each participant at the time of grant.
- No payout is earned for performance below threshold level for the performance measurement period, while performance at threshold would result in a 50% payout, and performance at the maximum payout would result in 200% of target.

At its May 2019 meeting, the Compensation Committee approved the grant amount, terms and conditions of the 2019-2021 PSUs, subject to the specific performance goals for the PSUs being determined at a later meeting. As noted on page 47 our Compensation Committee chair, David Moffett, reached out to our largest institutional stockholders, representing in aggregate approximately 60% of our outstanding shares, to solicit their feedback and input on our compensation programs in the fall of 2019. The Compensation Committee then determined that the performance goals for the 2019-2021 PSUs would be measured over a three-year cumulative period instead of three separate one-year measurement periods, as this design is preferred by many of our stockholders. At its December 2019 meeting, the Compensation Committee set the specific targets and payout ranges for the 2019-2021 PSUs.

2018-2020 Performance Stock Unit and Performance Cash Award Metrics and Goals

Performance Measurement Period	Consolidated Genworth U.S. GAAP Adjusted Operating Income[1]				
	Weight (% of Target)	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Current Estimated Result
January 1, 2018—December 31, 2018 ($MM)	34%	$400	$500	$600	Above Target
January 1, 2019—December 31, 2019 ($MM)	33%	$530	$665	$800	Above Target
January 1, 2020—December 31, 2020 ($MM)	33%	$500	$625	$750	Not Available

[1] Consolidated Genworth U.S. GAAP Adjusted Operating Income will be measured excluding impacts from in-force reserve changes from future period assumption changes (e.g., mortality, interest rate, expense, lapse, morbidity), methodology changes (e.g., changes that would arise from a system conversion), changes in foreign exchange rates, tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act, and litigation related to the proposed merger with Oceanwide (legal fees and settlement costs), and any strategic deal-related expenses (e.g., third-party legal, actuarial or reinsurance support for negotiating or implementing a transaction). It is expected that all threshold, target and maximum performance goals for each Performance Measurement Period will be adjusted (up or down, as appropriate) at the time the company closes its proposed merger with Oceanwide in order to account for the impact of Purchase-GAAP accounting adjustments on the performance goals.

Additional Information Regarding 2018-2020 Performance Stock Unit and Performance-Based Cash Grants

- Awards of 2018-2020 PSUs and PCAs vest based on the company's achievement of performance goals relating to consolidated Genworth U.S. GAAP Adjusted Operating Income, measured over three discrete performance measurement periods as noted above.
- The target number of PSUs and the PCA target value noted above was fixed for each participant at the time of grant.
- Following the final performance measurement period, performance under each measurement period is independently weighted, with the results for each performance measurement period multiplied by the applicable weightings, then added together.
- As the first two performance measurement periods were complete as of December 31, 2019, the estimated results are noted above.
- No payout is earned for performance below threshold level for a given performance measurement period, while performance at threshold would result in a 50% payout, and performance at the maximum payout would result in 200% of target.

2017-2019 Performance Stock Unit Metrics and Goals

Performance Measurement Period	Weight (% of Target)	Consolidated Genworth U.S. GAAP Adjusted Operating Income[1]			
		Threshold (50% Payout)	Target (100% Payout)	Maximum (150% Payout)	Result
January 1, 2017—December 31, 2017 ($MM)	34%	$370	$460	$510	$827
January 1, 2018—December 31, 2018 ($MM)	33%	$385	$485	$535	$554
January 1, 2019—December 31, 2019 ($MM)	33%	$480	$600	$660	$780

[1] Consolidated Genworth U.S. GAAP Adjusted Operating Income was measured excluding impacts from in-force reserve changes from future period assumption changes (e.g., mortality, interest rate, expense, lapse, morbidity), methodology changes (e.g., changes that would arise from a system conversion), changes in foreign exchange rates, expense associated with the Australia IPO Class Action lawsuit and litigation related to the proposed merger with Oceanwide (legal fees and settlement costs), and any strategic deal-related expenses (e.g., third party legal, actuarial or reinsurance support for negotiating or implementing a transaction). We included the performance of the Canada mortgage insurance business in 2019 up to the point of disposition in our NEO performance results.

Additional Information Regarding 2017-2019 Performance Stock Unit Grants

- Awards of 2017-2019 PSUs vested based on the company's achievement of performance goals relating to consolidated Genworth U.S. GAAP Adjusted Operating Income, measured over three discrete performance measurement periods as noted above.

- The target number of PSUs noted above was fixed for each participant at the time of grant.

- Following the final performance measurement period, performance under each measurement period was independently weighted, with the results for each performance measurement period multiplied by the applicable weightings, then added together.

- No payout would have been earned for performance below threshold level for a given performance measurement period, while performance at threshold would result in a 50% payout, and performance at the maximum payout would result in 150% of target.

- Based on the above financial results over the three-year performance period, an overall payout of 150% of target was earned.

Other Benefit Programs

Severance Benefits—Involuntary Termination without a Change of Control

The Compensation Committee annually reviews the provisions and participants of executive-level severance benefits in order to monitor competitiveness and appropriate levels of benefits to meet the plan objectives. After such a review, we adopted the 2015 Key Employee Severance Plan (the "2015 Severance Plan"), effective as of January 1, 2015, in order to offer competitive termination benefits, promote retention of a selected group of key employees, including our named executive officers, and to provide key protections to the company in the form of restrictive covenants.

The specific terms of the 2015 Severance Plan, and the potential payments and benefits upon a termination of employment without "cause" or by the executive for "good reason" for each of our named executive officers are described more fully in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Severance Benefits—Involuntary Termination Following a Change of Control

The Compensation Committee annually reviews the provisions and participants of our change in control plans to monitor competitiveness and appropriate levels of benefits to meet plan objectives. After such a review, we adopted the 2014 Change of Control Plan (the "2014 Change of Control Plan") in order to provide change of control severance benefits for a select group of key executives, including our named executive officers, in the event that the executive's employment is terminated without "cause" or by the executive for "good reason" within two years following a change of control of the company (each a "Qualified Termination").

The change of control severance benefits are intended to keep participating key leaders "neutral" to the possibility of corporate transactions in the best interests of stockholders by removing the fear of job loss and other distractions that may result from potential, rumored or actual changes of control of the company. All benefits under our change of control plan are "double-trigger" benefits, meaning that no compensation will be paid to participants solely upon the occurrence of a change of control so as to not create an unintended incentive. We believe that this structure is appropriate for employees whose jobs are in fact terminated in such a transaction, without providing a windfall to those who continue employment following the transaction.

The specific terms of the 2014 Change of Control Plan, and the potential payments and benefits upon a Qualified Termination for each of our named executive officers are described more fully in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

The Merger Agreement does not include any special compensation awards for any named executive officer as a result of the Oceanwide transaction. The "double-trigger" provisions of the change of control severance benefits apply to the Oceanwide transaction, meaning that no compensation will be paid to participants solely upon the closing of the transaction, so as not to create an unintended incentive regarding the transaction.

Retirement Benefits

Retirement benefits also fulfill an important role within our overall executive compensation program because they provide a competitive financial security component that supports attraction and retention of talent. We maintain the Genworth Financial, Inc. Retirement and Savings Plan (the "Retirement and Savings Plan"), a tax-qualified, defined contribution plan in which our U.S. employees, including our named executive officers, are eligible to participate. The Retirement and Savings Plan has two features: the "401(k) Savings Feature," in which participants can defer savings on a pre-tax basis and receive company matching contributions, subject to certain Internal Revenue Service limits, and a "Retirement Account Feature," which includes only company contributions made annually based on a schedule of completed years of service and age. In addition, we offered the following non-qualified retirement and deferred compensation plans in 2019 that were available to certain of our named executive officers:

- Genworth Financial, Inc. Supplemental Executive Retirement Plan (the "SERP"), which is a defined benefit plan that was closed to new participants after December 31, 2009;
- Genworth Financial, Inc. Retirement and Savings Restoration Plan (the "Restoration Plan"), which is a defined contribution plan; and
- Genworth Financial, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), which was closed to new contributions after December 31, 2015.

We continually assess our benefit offerings and seek to align benefit offerings with competitive market levels. It is important to us to keep our benefit design and costs competitive with our peers so that we can continue to attract and retain talent while managing our expenses. Each of the above non-qualified retirement plans is described in more detail in the *Executive Compensation—Pension Benefits and Non-Qualified Deferred Compensation* sections below.

Other Benefits and Perquisites

We regularly review the benefits and perquisites provided to our named executive officers to ensure that our programs align with our overall principles of providing competitive compensation and benefits that maximize the interests of our stockholders. We provide executive officers with an individually-owned universal life insurance policy (the "Leadership Life Program") available to all of our U.S.-based executives, an enhanced company-owned life insurance program (the "Executive Life Program") and a limited number of perquisites intended to keep executive officers healthy and focused on company business with minimal distraction. The perquisites provided to named executive officers are the opportunity to receive financial planning exercises and annual physical examinations.

We also provide certain benefits in the event of death, total disability or sale of a business unit to a successor employer. Amounts payable to named executive officers are described in more detail in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Other Key Compensation Governance Policies

In addition to our compensation programs described above, the company maintains the following policies and practices intended to strengthen the overall long-term stockholder alignment and governance of our compensation programs.

Executive Officer Stock Ownership Guidelines, Retention Ratio and Net Hold Policy

The company maintains stock ownership guidelines for the amount of common stock that must be held by the company's executive officers. The stock ownership guidelines specify the value of company stock, as a multiple of the executive officer's base salary, which must be held by each executive officer.

Position	Multiple	
CEO	7x Salary	■■■■■■■
CFO, CIO and COO	3x Salary	■■■
Other Executive Vice Presidents	2x Salary	■■

The ownership multiple is used to calculate a target number of shares for each designated executive officer as of January 1 of each year (or, in the case of a newly-designated executive officer, as of the date such executive officer first becomes subject to the ownership guidelines). The target number of shares is individually determined by multiplying the executive officer's then-current annual base salary by the applicable multiple and dividing the result by the average closing price of the company's common stock during the 60 trading days immediately preceding the measurement date.

Compliance with the stock ownership requirements is also measured as of January 1 of each year. In the event that an executive officer has not reached the required level of stock ownership as of any measurement date, the executive officer will be subject to a 50% retention ratio that requires the executive officer to retain (and not sell or transfer) at least 50% of the after-tax "profit" shares resulting from the grant or exercise of all company equity incentive awards until the next measurement date.

In order to meet this stock ownership requirement, an executive officer may count (i) all shares of common stock owned by the executive officer, including common stock held in the company's Retirement and Savings Plan, (ii) any outstanding RSUs, but excluding any unvested RSUs that vest based on achievement of performance goals (such as PSUs), and (iii) a number of shares representing the aggregate "spread value" of vested and in-the-money stock options and SARs (with such number being calculated as of January 1 of each year on a pre-tax basis, based on the 60 trading day average closing price of the company's common stock on such date). None of our named executive officers sold shares in 2017, 2018, or 2019.

The following table shows the number of shares of common stock considered to be held, and the applicable stock ownership requirements, for each of our named executive officers, as of January 1, 2020:

Named Executive Officer	Stock Requirement as of January 1, 2020, based on $4.20 stock price average (#)	Number of Shares Deemed Held as of January 1, 2020, based on $4.20 stock price average (#)	Stock Held as a % of Guidelines as of January 1, 2020	Subject to 50% Net Share Retention Ratio For Duration of 2019
Mr. McInerney	1,665,873	2,164,238	>100%	No
Ms. Groh	481,913	645,933	>100%	No
Mr. Sheehan	428,367	888,108	>100%	No
Mr. Schneider	535,459	1,035,420	>100%	No
Mr. Bobitz	273,679	339,360	>100%	No

Retention Ratio

An executive officer is subject to retain

50% of after-tax "profit" shares

if the executive officer has not reached the required level of stock ownership as of any measurement date.

Net Hold Policy

Executive officers are required to hold the shares of Genworth stock that they receive for at least

nine months

in order to minimize any possible appearance of an incentive for executive officers to seek to cause short-term increases in the price of Genworth shares in order to exercise stock options or SARs and sell the stock for unwarranted personal gains.

Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers

The company maintains an anti-hedging policy, which prohibits executive officers and directors from buying or selling options (puts or calls) on Genworth securities on an exchange or in any other organized market, and also prohibits certain forms of hedging or monetization transactions with respect to Genworth securities, such as prepaid variable forward contracts, equity swaps, collars, forward sale contracts and exchange funds. The company maintains this policy because hedging transactions, which might be considered short-term bets on the movement of the company's securities, could create the appearance that the person is trading based on inside information. In addition, transactions in options may also focus the person's attention on short-term performance at the expense of our long-term objectives.

The company also maintains an anti-pledging policy, which prohibits its executive officers and directors from holding Genworth securities in a margin account or otherwise pledging Genworth securities as collateral for a loan. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. The company maintains this policy because a margin sale or foreclosure sale may occur at a time when the pledger is aware of material nonpublic information or otherwise is not permitted to trade in Genworth securities and the margin sale or foreclosure sale of Genworth securities during such time could also create the appearance that the person is trading based on inside information.

Clawback Policy

The company maintains a clawback policy under which the company will seek to recover, at the discretion and direction of the Compensation Committee, and after it has considered the costs and benefits of doing so, incentive compensation earned by, awarded or paid to a covered officer for performance periods beginning after January 1, 2011, if the result of a performance measure upon which the award was based or paid is subsequently restated or otherwise adjusted in a manner that would reduce the size of the award or payment (other than a restatement or adjustment due to a change in applicable accounting principles, rules or interpretations). In addition, if a covered officer engaged in fraud or intentional misconduct that contributed to an award or payment of incentive compensation to him or her that is greater than would have been paid or awarded in the absence of the misconduct, the company may take other remedial and recovery actions, as determined by the Compensation Committee.

Tax and Accounting Considerations

We consider accounting and tax implications when designing our executive compensation and incentive programs. For example, it has been our intent to maximize the deductibility of executive compensation while retaining flexibility to compensate executive officers in a manner commensurate with performance and the competitive landscape for executive talent. The exemption from Section 162(m)'s deduction limit for performance-based compensation, however, has been repealed by the Tax Cuts and Jobs Act enacted in December 2017, such that compensation paid to our covered executive officers in excess of $1,000,000 will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Evaluation of Compensation Program Risks

The Compensation Committee annually reviews a report prepared by management regarding the design and operation of our compensation arrangements for employees, including executive officers, for the purpose of determining whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the company. Following that review for 2019 compensation, the Compensation Committee agreed with management's conclusion that the company's compensation plans, programs and policies do not encourage employees to take risks that are reasonably likely to have a material adverse effect on the company.

Executive Compensation Tables

The following table provides information relating to compensation earned by or paid to our named executive officers in all capacities:

2019 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1][2]	Option Awards ($)	Non-equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Thomas J. McInerney	2019	1,000,000	0	5,139,528	0	2,500,000	0	463,106	9,102,634
President and Chief	2018	996,804	0	5,291,240	0	2,500,000	0	523,900	9,311,944
Executive Officer	2017	996,804	0	4,443,080	0	3,000,000	0	525,327	8,965,211
Kelly L. Groh	2019	672,115	0	2,154,060	0	1,030,000	187,928	197,500	4,241,603
Former Executive Vice President and	2018	646,389	0	0	0	1,000,000	0	186,929	1,833,318
Chief Financial Officer	2017	588,498	658,250	1,074,680	0	900,000	135,675	175,661	3,532,764
Daniel J. Sheehan IV	2019	600,000	0	2,154,060	0	1,610,000	1,265,016	137,914	5,766,990
Executive Vice President, Chief Financial Officer and	2018	598,083	0	0	0	1,650,000	209,148	149,469	2,606,700
Chief Investment Officer	2017	598,083	1,000,000	1,620,040	0	1,900,000	1,309,516	148,615	6,576,254
Kevin D. Schneider	2019	750,000	0	2,154,060	0	1,370,000	1,144,086	165,810	5,583,956
Executive Vice President and	2018	742,811	0	0	0	1,360,000	272,779	175,969	2,551,559
Chief Operating Officer	2017	722,683	1,000,000	2,157,380	0	1,630,000	1,122,686	165,872	6,798,621
Ward E. Bobitz	2019	570,192	0	807,776	0	700,000	674,596	115,740	2,868,304
Executive Vice President and	2018	538,657	425,000	0	0	665,000	295,559	116,232	2,040,448
General Counsel	2017	484,025	0	681,700	0	750,000	735,668	111,429	2,762,822

[1] Reflects the aggregate grant date fair value of RSUs and PSUs awarded during the period, determined in accordance with FASB ASC Topic 718. Grant date fair value for the RSUs is based on the grant date fair value of the underlying shares. Grant date fair value for the PSUs is based on the grant date fair value of the underlying shares at target performance and the probable outcome of performance-based conditions at the time of grant, excluding the effect of estimated forfeitures. The 2019 value for each named executive officer includes the grant date fair value of PSUs granted, and for all except Mr. McInerney, also includes the grant date fair value of RSUs awarded. Assuming achievement of the PSU performance conditions at the highest level (rather than at target level), the aggregate grant date fair value of awards reflected in this column would be higher by the following amounts: Mr. McInerney, $5,139,528; Ms. Groh, $1,245,949; Mr. Sheehan, $1,245,949; Mr. Schneider, $1,245,949 and Mr. Bobitz $467,233.

[2] The NEOs (other than the CEO) received long-term PCAs in lieu of stock based long-term incentives in 2018. The PCA grant date fair value amounts awarded in for these NEOs are: $1,500,000 for Ms. Groh; $1,500,000 for Mr. Sheehan; $2,000,000 for Mr. Schneider; and $900,000 for Mr. Bobitz. The PCAs awarded were cash-based and therefore not reflected in the Summary Compensation Table above for 2018.

[3] Reflects the value of cash incentives paid pursuant to our annual incentive program as described in the *Compensation Discussion and Analysis* section above.

(4) Reflects the annual change in actuarial present values of the eligible named executive officers' accumulated benefits under the SERP. The SERP was closed to new participants effective January 1, 2010. A description of the SERP precedes the 2019 Pension Benefits Table below.

(5) See the 2019 All Other Compensation - Details table below:

2019 All Other Compensation—Details

Name	Company Contributions to the Retirement Plans ($)(a)	Life Insurance Premiums ($)(b)	Executive Physical ($)	Financial Counseling ($)	Total ($)
Mr. McInerney	417,308	22,373	3,440	19,985	463,106
Ms. Groh	167,212	10,303	0	19,985	197,500
Mr. Sheehan	126,500	11,414	0	0	137,914
Mr. Schneider	119,500	22,885	3,440	19,985	165,810
Mr. Bobitz	75,760	16,555	3,440	19,985	115,740

(a) Reflects contributions made on behalf of the named executive officers for each of the following programs: (i) company matching contributions made in 2019 to the 401(k) Savings Feature of the Retirement and Savings Plan; (ii) company contributions made in 2020 to the Retirement Account Feature of the Retirement and Savings Plan, which are based on 2019 earnings; and (iii) company contributions made in 2020 to the Restoration Plan, which are based on 2019 earnings.

(b) Represents premium payments made in 2019 for the following programs: (i) Leadership Life Program, an individually owned universal life insurance policy provided to all of our executives; and (ii) Executive Life Program, a $1 million company-owned life insurance policy for which the participating named executive officers may identify a beneficiary for payment by us in the event of his or her death. Premiums for the Leadership Life Program are graded through age 59, with escalation in particular between age 50 and 59, and level thereafter.

Grants of Plan-Based Awards

The table below provides information on the following plan-based awards that were made in 2019:

- *Annual Incentive.* Annual incentive opportunities awarded to our named executive officers are earned based on company performance measured against one-year financial objectives and key strategic priorities, together with a qualitative assessment of performance, including individual performance objectives. Additional information regarding the design of the annual incentive program and 2019 awards are included in the *Compensation Discussion and Analysis* section above. Annual incentives are identified as "AI" in the Award Type column of the following table.

- *Restricted Stock Units.* Each RSU represents a contingent right to receive one share of our common stock in the future. If the company pays dividends on its common stock, dividend equivalents accrue with respect to the RSUs and are paid in cash at the time that the corresponding RSUs vest. Additional information regarding RSUs is included in the *Compensation Discussion and Analysis* section above.

- *Performance Stock Units.* PSUs consist of performance-vesting stock units that may convert to shares following the end of the performance period based on achievement of certain pre-established performance goals. PSUs are granted with respect to a target number of shares, will be forfeited if performance falls below a designated threshold level of performance, and may be earned up to 200% of the target number of shares for exceeding a designated maximum level of performance. At its May 2019 meeting, the Compensation Committee approved the grant amounts, terms and conditions of the 2019-2021 PSUs, subject to the specific performance goals for the PSUs being determined at a later meeting. After chair David Moffett reached out to our largest institutional stockholders to solicit their feedback and input on our compensation programs in the fall of 2019, the Compensation Committee determined that the performance goals for the 2019-2021 PSUs would be measured over a three-year cumulative period instead of three separate one-year measurement periods. At its December 2019 meeting, the Compensation Committee set the specific targets and payout ranges for the 2019-2021 PSUs. Additional information regarding PSUs is included in the *Compensation Discussion and Analysis* section above.

2019 Grants of Plan-Based Awards Table

Name	Award Type	Approval Date[2]	Grant Date[2]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold	Target	Max	Threshold	Target	Max		
Mr. McInerney	AI			0	2,000,000	4,000,000					
	PSU	5/16/2019	12/13/2019				557,433	1,114,865	2,229,730		5,139,528
Ms. Groh	AI			0	844,000	1,688,000					
	RSU	5/16/2019	5/16/2019							270,271	908,111
	PSU	5/16/2019	12/13/2019				135,136	270,271	540,542		1,245,949
Mr. Sheehan	AI			0	1,200,000	2,400,000					
	RSU	5/16/2019	5/16/2019							270,271	908,111
	PSU	5/16/2019	12/13/2019				135,136	270,271	540,542		1,245,949
Mr. Schneider	AI			0	1,125,000	2,250,000					
	RSU	5/16/2019	5/16/2019							270,271	908,111
	PSU	5/16/2019	12/13/2019				135,136	270,271	540,542		1,245,949
Mr. Bobitz	AI			0	575,000	1,150,000					
	RSU	5/16/2019	5/16/2019							101,352	340,543
	PSU	5/16/2019	12/13/2019				50,676	101,352	202,704		467,233

[1] The 2019-2021 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2021.

[2] The Compensation Committee approved grants of 2019-2021 PSUs to the named executive officers on May 16, 2019; however, the specific performance goals applicable to the awards were not determined and communicated to participants until December 13, 2019, which is deemed to be the grant date of the awards for accounting purposes.

[3] The RSUs granted are scheduled to vest one-third per year beginning on the first anniversary of the grant date.

[4] Reflects the aggregate grant date fair value of the award determined in accordance with FASB ASC Topic 718. Grant date fair value for the RSUs is based on the grant date fair value of the underlying shares. Grant date fair value for the PSUs is based on the grant date fair value of the underlying shares at target performance and the probable outcome of performance-based conditions at the time of grant, excluding the effect of estimated forfeitures.

Outstanding Equity Awards at 2019 Fiscal Year-End Table

The table below provides information with respect to stock options, SARs, RSUs and PSUs outstanding on December 31, 2019:

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Mr. McInerney	1,200,000	0	7.90	01/02/2023	184,666[1]	812,530	554,000[5]	3,656,402
					492,666[2]	2,167,730	739,000[6]	6,503,200
							1,114,865[7]	9,810,812
Ms. Groh	39,000	0	14.18	02/10/2020	44,666[1]	196,530	134,000[5]	884,402
	24,000	0	12.75	02/09/2021	270,271[3]	1,189,192	270,271[7]	2,378,385
	30,000	0	8.88	02/14/2022				
	26,000	0	9.06	02/15/2023				
	14,650	0	15.23	02/20/2024				

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Mr. Sheehan	40,000	0	14.18	02/10/2020	67,333[1]	296,265	202,000[5]	1,333,200
	24,000	0	12.75	02/09/2021	270,271[3]	1,189,192	270,271[7]	2,378,385
	32,400	0	8.88	02/14/2022				
	120,000	0	5.96	10/31/2022				
	135,000	0	9.06	02/15/2023				
	100,000	0	15.23	02/20/2024				
	275,000	0	7.99	02/20/2025				
Mr. Schneider	85,000	0	14.18	02/10/2020	89,666[1]	394,530	269,000[5]	1,775,402
	85,000	0	12.75	02/09/2021	270,271[3]	1,189,192	270,271[7]	2,378,385
	152,000	0	8.88	02/14/2022				
	200,000	0	5.96	10/31/2022				
	100,000	0	5.13	06/01/2022				
	215,000	0	9.06	02/15/2023				
	150,000	0	15.23	02/20/2024				
	265,000	0	7.99	02/20/2025				
Mr. Bobitz	22,000	0	14.18	02/10/2020	28,333[1]	124,665	85,000[5]	561,000
	13,200	0	12.75	02/09/2021	101,352[3]	445,949	101,352[7]	891,898
	15,300	0	8.88	02/14/2022				
	17,000	0	9.06	02/15/2023				
	21,000	0	15.23	02/20/2024				
	90,000	0	7.99	02/20/2025				

[1] Remaining RSUs vested 100% on 3/15/2020.

[2] Remaining RSUs vest 50% on 5/22/2020 and 5/22/2021.

[3] RSUs vest one-third on 5/16/2020, 5/16/2021 and 5/16/2022.

[4] Market value is calculated based on the closing price of our common stock on December 31, 2019 of $4.40 per share.

[5] 2017-2019 PSUs were earned and became vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2019. Amounts reported here reflect actual levels of achievement of the performance following the end of the performance period. For more information regarding the payout of these PSUs, see the *Compensation Discussion and Analysis* section above.

[6] 2018-2020 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2020. Amounts reported here reflect maximum levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information regarding the 2018-2020 PSUs, see the *Compensation Discussion and Analysis* section above.

[7] 2019-2021 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2021. Amounts reported here reflect maximum levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information regarding the 2019-2021 PSUs, see the 2019 Grants of Plan Based Awards Table and the *Compensation Discussion and Analysis* section above.



2019 Options Exercised and Stock Vested Table

The table below provides information regarding stock options and SARs that were exercised and RSUs that vested during 2019. Net shares received by each named executive officer upon exercise or vesting of equity awards, after shares are withheld for taxes, are subject to the stock ownership guidelines and a 50% retention ratio, as well as the nine-month holding period policy with respect to exercises of stock options and SARs, each as described in the *Compensation Discussion and Analysis* section above.

	Option Awards		Stock Awards	
Name	Number of Shares Underlying Options/SARs Exercised (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Mr. McInerney	0	0	2,216,001	8,621,410
Ms. Groh	0	0	326,642	1,296,516
Mr. Sheehan	0	0	486,249	1,930,223
Mr. Schneider	0	0	645,683	2,563,128
Mr. Bobitz	23,500	50,525	165,433	656,960

(1) Reflects the excess of the fair market value of the underlying shares at the time of exercise over the base price of the stock options. Mr. Bobitz's 2009 stock option grant, set to expire in 2019, was automatically exercised on his behalf pursuant to the terms of the plan.

(2) Reflects the gross number of shares received upon the vesting of RSUs and PSUs. Based on the tax withholding payment election, a portion of the shares reflected above may have been withheld to cover taxes due.

(3) Reflects the fair market value of the underlying shares as of the vesting date.

Pension Benefits

The SERP is a non-qualified, defined benefit plan maintained to provide eligible executives with additional retirement benefits. The SERP was closed to new participants after December 31, 2009; therefore, Mr. McInerney was not eligible for the SERP when he joined the company in 2013. The annual SERP benefit is a life annuity equal to a fixed percentage multiplied by the participant's years of benefit service, and the participant's average annual compensation (based on the highest consecutive 36-month period within the last 120-month period prior to separation from service) with the result not to exceed 40% of the participant's average annual compensation. Benefit service is defined as service since the plan's inception date (September 27, 2005) or date of SERP participation, whichever is later. The SERP benefit is then reduced by the value of the participant's account balance under the Retirement Account Feature of our Retirement and Savings Plan as converted to an annual annuity. Compensation for SERP purposes generally includes only base salary and annual cash incentive (each whether or not deferred).

The annual SERP benefit is calculated as described below:

SERP Benefit	=	1.45% x Average Annual Compensation x Service as Eligible Participant (through 12/31/2010)	+	1.1% x Average Annual Compensation x Service as Eligible Participant (after 1/1/2011)	–	Annuitized value of the company's qualified plan: Retirement Account Feature

Each participant in the SERP will partially vest with regard to their benefit when they reach age 55 and have earned five years of "future service" (i.e. service occurring after December 31, 2015). Once a SERP participant has earned five years of "future service" and has reached at least age 55, the participant will become partially vested based on a scale ranging from 50% at age 55 and increasing by 10% each year until the participant reaches full vesting at age 60. This could result in the potential for earlier partial vesting for participants if they complete the required years of "future service." If a participant resigns before vesting, then his or her SERP benefit will be forfeited. Only in certain circumstances will the SERP become fully vested upon termination prior to age 60, as described in the *Executive Compensation-Potential Payments upon Termination or Change of Control* section below. Benefit payments under the SERP will begin following a participant's qualifying separation from service, but not earlier than age 60. The SERP has no provisions for acceleration of payout before age 60. There are also no provisions for the granting of extra years of service.

Material assumptions used to calculate the present value of the accumulated benefit are as follows:

- The accumulated benefit represents the current accrued benefit first available at age 60 utilizing actual service and compensation as of December 31, 2019;
- Interest rate of 3.22%;
- Mortality prescribed in Section 417(e) of the Internal Revenue Code (the "Code") for lump sum payments from qualified plans;
- Form of payment actuarially equivalent to a five-year certain and life benefit; and
- Payments are guaranteed for the life of the participant.

All SERP benefit accruals will freeze as of December 31, 2020. In addition, existing SERP participants were offered an opportunity to make an irrevocable, one-time election before the end of 2015 to freeze their SERP benefit accruals early, effective December 31, 2015, and begin receiving restoration benefits under the Restoration Plan as of January 1, 2016 (Ms. Groh made this election; Messrs. Sheehan, Schneider, and Bobitz did not).

The table below reflects the present value of the accrued benefit as of December 31, 2019.

2019 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Mr. McInerney[1]	*	—	—	—
Ms. Groh[2]	SERP	10.33	921,722	—
Mr. Sheehan	SERP	14.33	5,340,705	—
Mr. Schneider	SERP	14.33	5,527,716	—
Mr. Bobitz	SERP	14.33	2,690,064	—

[1] The SERP was closed to new participants after December 31, 2009; therefore, Mr. McInerney was not eligible for the SERP when he joined the company in 2013.

[2] Ms. Groh elected to freeze her SERP benefit as of December 31, 2015 in order to begin receiving restoration benefits under our Restoration Plan as described in the Pension Benefits section above.

Non-Qualified Deferred Compensation

The company maintains the Restoration Plan, a non-qualified defined contribution plan, which provides eligible executives, including our named executive officers, with benefits generally equal to any matching contributions that they are precluded from receiving under the 401(k) Savings Feature of our Retirement and Savings Plan as a result of restrictions under the Code (the "Restoration 401(k) Savings Feature"). For 2019, we provided a contribution credit equal to 5% of the participant's eligible pay (base salary and annual cash incentive paid) in excess of the annual compensation limit in Section 401(a)(17) of the Code ($280,000 in 2019).

Since January 1, 2010, newly hired or promoted executive officers who were not already participants in the SERP have been eligible for up to two additional types of contributions within the Restoration Plan. For those eligible executive officers, the Restoration Plan provides supplemental benefits equal to the amount of contributions that executives are precluded from receiving under the Retirement Account Feature of our qualified Retirement and Savings Plan (the "Restoration Retirement Account Feature"). Current participants in the SERP will become eligible to receive Restoration Retirement Account Feature contributions effective as of the day their respective benefit accruals under the SERP become frozen, which was either on January 1, 2016 if they elected to freeze benefit accruals early (as Ms. Groh did), or on January 1, 2021 (applicable to Messrs. Sheehan, Schneider and Bobitz).

Participants become vested with respect to the Restoration 401(k) Savings Feature and Restoration Retirement Account Feature account balances as of the earlier of reaching age 60 or attaining three years of "future service" (i.e., service occurring after December 31, 2015).

In addition, certain executive officers are eligible for an additional 3% contribution credit on all eligible pay (the "Supplemental Contribution"). The Supplemental Contribution was closed to new participants after December 31, 2015, and is being eliminated entirely effective December 31, 2020. In 2019, Mr. McInerney was the only named executive officer eligible for this Supplemental Contribution provided under the Restoration Plan. The portion of the Restoration Plan balance attributable to the Supplemental Contribution vested upon his attainment of age 60 with at least five years of service.

Eligible executives, including our named executive officers, have had the opportunity to request that their Restoration Plan contribution credits (balances) be invested in or track a diverse array of generally available mutual fund investment options.

The company previously offered a voluntary Deferred Compensation Plan that provided participants with the ability to annually defer receipt of a portion of their base salary and/or annual incentive award in order to save and accumulate additional retirement funds on a before-tax basis. Earnings (and losses) were credited to executive accounts based on participant choices between 10 generally available mutual fund investment options. A participant could defer between 10% and 75% of his or her salary and between 25% and 85% of his or her annual incentive award and could elect to have such deferred amount, plus any earnings (or losses) thereon, paid upon the participant's termination of employment (in a lump sum or over up to 10 annual installments), or elect to receive an in-service lump sum payment upon a specific date. Participants were always 100% vested in their Deferred Compensation Plan accounts. As of December 31, 2019, Ms. Groh and Mr. Bobitz were the only named executive officers who had a balance in the Deferred Compensation Plan. Effective for plan years beginning January 1, 2016, the company suspended future contributions to the plan.

2019 Non-Qualified Deferred Compensation Table

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Mr. McInerney	Restoration	—	394,800	410,811	—	2,848,191
Ms. Groh	Restoration	—	139,212	100,917	—	743,241
	Deferred Compensation	—	—	33,233	—	180,883
Mr. Sheehan	Restoration	—	98,500	174,625	—	1,096,815
Mr. Schneider	Restoration	—	91,500	190,111	—	1,171,405
Mr. Bobitz	Restoration	—	47,760	56,522	—	377,227
	Deferred Compensation	—	—	11,366	—	57,415

[1] Reflects company contributions to the Restoration Plan made in 2020, which are based on 2019 earnings. The contributions are reported as compensation for 2019 in the All Other Compensation column of the 2019 Summary Compensation Table.

[2] Aggregate balances reported as of December 31, 2019 for the named executive officers include amounts that were reported in the Summary Compensation Tables for 2019 and years prior. For the Restoration Plan, the amount of compensation reported in the Summary Compensation Tables for 2019 and years prior is $2,266,815 for Mr. McInerney, $482,308 for Ms. Groh, $616,043 for Mr. Sheehan, $725,770 for Mr. Schneider, and $177,163 for Mr. Bobitz.

Potential Payments upon Termination or Change of Control

The following tables and narrative disclosure summarize the compensation and benefits payable to each of the named executive officers in the event of a termination of employment under various circumstances, assuming that such termination was effective as of December 31, 2019. The compensation and benefits described and quantified below are in addition to the compensation and benefits that would already be earned or vested upon such named executive officer's termination, including accrued but unpaid salary, accrued and unused vacation pay, and payments and benefits accrued under our broad-based benefit programs, including any vested contributions we made under the 401(k) Savings and Retirement Account Features of our Retirement and Savings Plan.

Involuntary Termination of Employment (Without a Change of Control)

In December 2014, the Compensation Committee approved the 2015 Severance Plan, which became effective as of January 1, 2015, in order to promote the retention of a select group of key employees, including our named executive officers, by providing severance benefits in the event their employment is terminated under certain circumstances and to align with severance benefits commonly provided in our market for competing executive talent. The 2015 Severance Plan replaced the company's prior severance plan, which expired by its terms on December 31, 2014.

In the event the employment of a named executive officer was terminated without "cause" or by the executive for "good reason" (as such terms are defined in the 2015 Severance Plan) during 2019, such named executive officer would be entitled to receive the following severance benefits under the 2015 Severance Plan:

- *Severance payment.* The named executive officer would receive a lump sum cash severance payment, payable within 60 days of the date of termination in an amount equal to two times the sum of base salary and target annual incentive, in the case of Mr. McInerney, and one times base salary plus one times target annual incentive for the other named executive officers.

- *Pro rata annual incentive award.* The named executive officer would receive a lump sum cash payment based on the annual incentive award that would have been payable with respect to the fiscal year in which the qualified termination occurs (determined at the end of such year based on actual performance results), prorated to the nearest half month to reflect the portion of the fiscal year that had elapsed prior to the date of termination.

- *Benefits payment.* The named executive officer would receive a lump sum cash payment, payable within 60 days of the date of termination, equal to the monthly cost of the employer portion to provide the group medical, dental, vision, and/or prescription drug plan benefits the employee had been receiving before the termination, multiplied by 12.

- *Partial vesting of time-based long-term incentive awards.* Stock options, SARs, RSUs and other cash and equity awards with time-based vesting restrictions held by the named executive officer would become immediately vested as of the participant's termination, but only with respect to a number of awards that otherwise would have become vested on the award's next regularly scheduled vesting date based on continued employment (the remainder of such awards would be forfeited), and stock options and SARs would remain exercisable until the earlier of the first anniversary of the date of the qualified termination or the award's regular expiration date. The named executive officers did not have any unvested stock options or SARs as of December 31, 2019.

- *Vesting of performance-based long-term incentive awards.* Performance-based equity and cash awards held by the named executive officer would remain outstanding and would be earned, if at all, based on actual performance through the end of the performance period, prorated to the nearest half-month to reflect the portion of the performance period year that had elapsed prior to the date of termination.

- *Retirement plan provisions.* The named executive officer would become fully vested in any funded or unfunded nonqualified pension, retirement or deferred compensation plans in which he or she participates, provided he or she has been employed by the company for at least five years. All named executive officers are already fully vested in the Restoration Plan balances as noted above in the 2019 Non-Qualified Deferred Compensation Plans Table.

To receive severance benefits under the 2015 Severance Plan, the executive would have to execute and deliver to us a general release of claims and agree to certain restrictive covenants, including a 12-month non-compete provision, 24-month restrictions on the solicitation of customers and employees, and restrictions on the use of confidential information.

The following table summarizes the payments and benefits that would have been payable to the named executive officers under the 2015 Severance Plan and other retention incentives in the event of a termination without "cause" or by the executive for "good reason" on December 31, 2019.

Involuntary Termination of Employment (Without a Change of Control)

	Mr. McInerney	Ms. Groh	Mr. Sheehan	Mr. Schneider	Mr. Bobitz
Cash Severance[1]	$ 6,000,000	$ 1,519,000	$ 1,800,000	$ 1,875,000	$ 1,150,000
Annual Incentive[2]	2,500,000	1,030,000	1,610,000	1,370,000	700,000
Payments Related to Health Benefits[3]	17,209	6,643	24,601	23,432	27,574
RSU Vesting[4]	1,896,396	592,926	692,661	790,926	273,315
PSU Vesting[5]	9,627,004	1,280,800	1,729,597	2,171,800	709,650
PCA Vesting[5]	N/A	2,000,000	2,000,000	2,666,667	1,200,000
SERP Vesting[6]	—	921,722	5,340,705	5,527,716	2,690,064
Total	$20,040,609	$7,351,091	$13,197,564	$14,425,541	$6,750,603

[1] Reflects a cash severance in the amount of two times the sum of base salary and target annual incentive in the case of Mr. McInerney, and one times base salary plus one times target annual incentive in the case of the other named executive officers.

[2] Reflects an annual incentive award based on actual performance results through the end of 2019. Annual incentive awards under the 2015 Severance Plan are determined based on actual pro rata performance.

[3] Represents a lump sum cash payment equal to the company cost of 12 months of continued health coverage.

[4] Reflects the aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2019 of $4.40) that would immediately vest as of the executive's termination (the awards for which vesting would accelerate are those awards that would have become vested on the award's next regularly scheduled vesting date based on continued employment).

(5) Reflects the aggregate value of 2017-2019, 2018-2020 and 2019-2021 PSUs and 2018-2020 PCAs that would remain outstanding following the executive's termination, and could be earned, if at all, at the end of the performance period based on actual results, prorated to the nearest half-month to reflect the portion of the performance period year that had elapsed prior to the date of termination. Reflects a payout of 2017-2019 PSUs based on actual performance through the end of the performance period, a pro rata payout of 2018-2020 PSUs and PCAs based on a maximum level of performance and a pro rata payout of 2019-2021 PSUs based on a target level of performance.

(6) Reflects the present value of each participating named executive officer's accumulated benefits under the SERP, as noted in the 2019 Pension Benefits Table, which would become fully vested.

Involuntary Termination Following a Change of Control

In December 2014, the Compensation Committee adopted the 2014 Change of Control Plan in order to continue to provide severance benefits to a select group of key executives, including our named executive officers, in the event that the executive's employment is terminated without "cause" or by the executive for "good reason" following a change of control of the company. If an executive becomes eligible to receive benefits under the 2014 Change of Control Plan, he or she will not be eligible to receive benefits under the 2015 Severance Plan. The 2014 Change of Control Plan replaced and consolidated the company's two prior change of control plans. As noted on page 62, the "double-trigger" provisions of the change of control severance benefits apply to the Oceanwide transaction. Therefore, the payment of the change of control severance benefits requires that Genworth terminates an executive officer's employment without "cause" or by the executive officer for "good reason" within two years after the close of the Oceanwide transaction.

Pursuant to the 2014 Change of Control Plan, a named executive officer would receive payments and benefits in the event of a termination of employment without "cause" or by the executive with "good reason" within two years following a change of control of the company (each a "Qualified Termination" as defined in the Change of Control Plan). In the event of a Qualified Termination during 2019, such named executive officer would be eligible to receive the following severance benefits under the 2014 Change of Control Plan:

- *Severance payment.* The named executive officer would receive a lump sum cash severance payment in an amount equal to two and one-half times the sum of his base salary and target annual incentive in the case of Mr. McInerney, and two times the sum of his or her base salary and target annual incentive in the case of the other named executive officers, payable within 60 days following termination.

- *Pro rata annual incentive award.* The named executive officer would receive a lump sum cash payment based on the annual incentive award that would have been payable with respect to the fiscal year in which the Qualified Termination occurs (determined based on actual pro rata performance, to the extent such performance can be reasonably established, or otherwise based on an assumed achievement of all relevant performance goals at "target"), prorated to the nearest half-month to reflect the portion of the fiscal year that had elapsed prior to the Qualified Termination, and payable within 60 days following termination.

- *Vesting of time-based long-term incentive awards.* Stock options, SARs, RSUs and other cash and stock awards with time-based vesting restrictions held by the named executive officer would become immediately vested as of a Qualified Termination and would remain exercisable until the award's regular expiration date. The named executive officers did not have any unvested stock options or SARs as of December 31, 2019.

- *Vesting of performance-based long-term incentive awards.* Performance-based equity and cash awards held by the named executive officer would become vested and be deemed earned based on actual pro rata performance as of the date of a Qualified Termination, to the extent such performance can be reasonably established, or otherwise based on an assumed achievement of all relevant performance goals at "target," prorated to the nearest half-month to reflect the portion of the performance period that had elapsed prior to the Qualified Termination, and payable within 60 days following termination.

- *Payment related to health and life insurance benefits.* The named executive officer would receive a lump sum cash payment, payable within 60 days of the date of termination, equal to the monthly cost of the employer portion to provide the group medical, dental, vision, and/or prescription drug plan benefits the employee had been receiving before the qualified termination, multiplied by 18, and he or she would continue to receive life insurance coverage for 18 months.

- *Retirement plan provisions.* The named executive officer would become fully vested in any funded or unfunded nonqualified pension, retirement or deferred compensation plans in which he or she participates. All named executive officers are already fully vested in the Restoration Plan balances as noted above in the 2019 Non-Qualified Deferred Compensation Plans Table above as of December 31, 2019.

The 2014 Change of Control Plan provides that in the event the participant would be subject to a 20% excise tax under Section 4999 of the Code (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits), the payments and benefits would be reduced to the maximum amount that does not trigger the excise tax, unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes.

The following table summarizes the payments and benefits that would have been payable to the named executive officers under the 2014 Change of Control Plan and other retention incentives in the event of a Qualified Termination as of December 31, 2019:

Involuntary Termination of Employment Following a Change of Control

	Mr. McInerney	Ms. Groh	Mr. Sheehan	Mr. Schneider	Mr. Bobitz
Cash Severance[1]	$ 7,500,000	$ 3,038,000	$ 3,600,000	$ 3,750,000	$ 2,300,000
Annual Incentive[2]	2,500,000	1,030,000	1,610,000	1,370,000	700,000
Payments Related to Health Benefits[3]	25,814	9,965	36,901	35,148	41,361
RSU Vesting[4]	2,980,261	1,385,723	1,485,458	1,583,723	570,614
PSU Vesting[5]	9,627,004	1,280,800	1,729,597	2,171,800	709,650
PCA Vesting[5]	N/A	2,000,000	2,000,000	2,666,667	1,200,000
SERP Vesting[6]	—	921,722	5,340,705	5,527,716	2,690,064
Continued Life Insurance[7]	35,583	17,043	17,942	38,362	27,655
280G Cut-Back[8]	—	(211,050)	—	—	—
Total	**$22,668,662**	**$9,472,203**	**$15,820,603**	**$17,143,416**	**$8,239,344**

[1] Reflects a lump sum cash severance payment, payable within 60 days of the date of termination in an amount equal to two and one-half times the sum of base salary and target annual incentive in the case of Mr. McInerney, and two times base salary plus two times target annual incentive in the case of the other named executive officers.

[2] Reflects lump sum cash payment of the current-year annual incentive award based on actual performance results through the end of 2019. Annual incentive awards under the 2014 Change of Control Plan are determined based on actual pro rata performance, to the extent such performance can be reasonably established, or otherwise based on an assumed achievement of all relevant performance goals at "target."

[3] Represents a lump sum cash payment equal to the company cost of 18 months of continued health coverage.

[4] Reflects the aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2019 of $4.40) that would immediately vest as of the executive's termination.

[5] Pursuant to the 2014 Change of Control Plan, 2017-2019, 2018-2020 and 2019-2021 PSUs and 2018-2020 PCAs would become vested and be deemed earned based on actual pro rata performance as of the date of a participant's Qualified Termination, to the extent such performance can be reasonably established in the sole discretion of the Compensation Committee, or otherwise based on an assumed achievement of all relevant performance goals at "target." Amounts in the table above reflect the aggregate value of 2017-2019 PSUs (based on the closing price of Genworth common stock on December 31, 2019 of $4.40) based on actual performance through the end of the performance period, a pro rata payout of 2018-2020 PSUs and PCAs based on a maximum level of performance and a pro rata payout of 2019-2021 PSUs based on a target level of performance.

[6] Reflects the present value of each participating named executive officer's accumulated benefits under the SERP, as noted in the 2019 Pension Benefits Table, which would become fully vested.

[7] Reflects the estimated value of premium payments for 18 months of continued coverage under the Leadership Life and Executive Life Programs.

[8] If an executive's total parachute payments exceed the 280G threshold amount by less than 10%, then the compensation payable to the executive will be reduced such that the total parachute payments to the executive do not exceed the 280G threshold amount (the amount of any such reduction is referred to as a "280G Cut-Back").

Death or Disability

In the event of death or total disability, named executive officers (or their designated beneficiary) would generally be eligible to receive the following:

- *Long-Term Incentive Awards.* In the event of death: (i) all unvested stock options and SARs would become vested and exercisable; (ii) all unvested RSUs would become vested; (iii) any unvested PSUs or PCAs granted prior to 2019 and held for at least one year would become vested on a pro rata basis as of the date of termination based on the number of full months elapsed from the inception of the performance period until the date of termination; and (iv) any unvested PSUs granted in 2019 or later would become vested on a pro rata basis as of the date of termination based on the number of full months elapsed from the inception of the performance period until the date of termination. Furthermore, all such performance-based awards would pay out at the end of the regular performance period based on actual performance. In the event of termination due to total disability, the treatment of outstanding stock options, SARs, RSUs, PCAs and PSUs is the same as in the event of death. The named executive officers did not have any unvested stock options or SARs as of December 31, 2019.
- *Annual Incentive.* Named executive officers (or their designated beneficiary) would receive a pro-rated portion of any annual incentive award, based on actual performance results.
- *Retirement Programs.* Executive officers (or their designated beneficiary) would become vested in the SERP benefits shown in the 2019 Pension Benefits Table. Named executive officers are vested in the balance of the Restoration Plan reported in the 2019 Non-Qualified Deferred Compensation Table (which includes the 2019 contribution to the Restoration Plan, based on 2019 compensation) as of December 31, 2019.
- *Life Insurance Programs.* In the event of death, the beneficiary of the named executive officer would receive payments pursuant to the Leadership Life and Executive Life Programs in the form of death benefits. In the event of disability, the named executive officer would receive one year of continued Leadership Life Program premiums.

The following table summarizes the payments and benefits payable to the named executive officers (or their designated beneficiary) in the event of death or total disability as of December 31, 2019:

Death or Disability

	Mr. McInerney		Ms. Groh		Mr. Sheehan		Mr. Schneider		Mr. Bobitz	
	Death	Disability	Death	Disability	Death	Disability	Death	Disability	Death	Disability
RSU Vesting[1]	$ 2,980,261	$ 2,980,261	$ 1,385,723	$ 1,385,723	$ 1,485,458	$ 1,485,458	$ 1,583,723	$ 1,583,723	$ 570,614	$ 570,614
PSU Vesting[2]	9,627,004	9,627,004	1,280,800	1,280,800	1,729,597	1,729,597	2,171,800	2,171,800	709,650	709,650
PCA Vesting[2]	N/A	N/A	2,000,000	2,000,000	2,000,000	2,000,000	2,666,667	2,666,667	1,200,000	1,200,000
Pro-Rated Annual Incentive Award[3]	2,500,000	2,500,000	1,030,000	1,030,000	1,610,000	1,610,000	1,370,000	1,370,000	700,000	700,000
SERP Vesting[4]	—	—	921,722	921,722	5,340,705	5,340,705	5,527,716	5,527,716	2,690,064	2,690,064
Leadership Life Program[5]	2,000,000	17,415	2,000,000	7,541	2,000,000	7,014	2,000,000	20,246	2,000,000	13,776
Executive Life Program[6]	1,746,725	—	1,746,725	—	1,785,395	—	1,734,605	—	1,746,725	—
Total	$18,853,990	$15,124,680	$10,364,970	$6,625,786	$15,951,155	$12,172,774	$17,054,511	$13,340,152	$9,617,053	$5,884,104

[1] Reflects the aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2019 of $4.40) which would immediately vest as of the executive's death or total disability.

[2] Reflects a payout of 2017-2019 PSUs based on actual amounts awarded, a pro rata payout of 2018-2020 PSUs and PCAs based on a maximum level of performance, and a pro rata payout of 2019-2021 PSUs based on a target level of performance.

[3] Reflects a pro rata portion of any annual incentive award, based on actual performance results.

(4) Reflects the present value of each participating named executive officer's accumulated benefits under the SERP, as noted in the 2019 Pension Benefits Table, which would become fully vested.

(5) Represents death benefits payable to the named executive officer's beneficiary in the event of death, or the value of one year of continued premium payments in the event of total disability.

(6) Pursuant to the terms of the Executive Life Program, we will use the proceeds from a company-owned life insurance policy to pay the named executive officer's beneficiary a $1 million payment, plus a gross-up on federal and state income taxes related to that payment.

Retirement

Each of our executive benefit and compensation programs has varying retirement definitions. Upon a voluntary termination, a retirement-eligible executive would be eligible to receive the following:

- *Retirement Programs.* The current definition of retirement for purposes of the SERP is attainment of age 60 with five years of service. As described above, participants in the SERP may partially vest sooner after they reach age 55 and have earned five years of "future service" (i.e., service occurring after December 31, 2015) based on a scale ranging from 50% at age 55 and increasing by 10% each year until the participant reaches full vesting at age 60. The SERP was closed to new participants effective January 1, 2010; therefore, Mr. McInerney is not eligible for our SERP. The Restoration Plan currently vests upon termination if the participant is at least age 60 with respect to the Restoration 401(k) Savings and Restoration Retirement Account Feature account balances, and after age 60 with five years of service with respect to any Supplemental Contribution account balance.

  As amended and described above, the Restoration Plan may also become vested after attaining three years of "future service" (i.e., service occurring after December 31, 2015) with respect to the Restoration 401(k) Savings Feature and Restoration Retirement Account Feature (there is no change to the vesting requirements for Supplemental Contributions). Benefits will be paid from the Restoration Plan in 10 annual installments if the account balance is $50,000 or more at retirement or paid in a lump sum if the account balance is less than $50,000 at retirement.

- *Life Insurance Programs.* The definition of retirement under the Leadership Life Program is age 60 with 10 years of service. If this eligibility is met, we will continue to pay Leadership Life Program premiums until the later of age 65 or until a total of 10 annual premium payments have been made. For participants under the Executive Life Program prior to January 1, 2007, we will continue to pay the premium if the executive retires at age 60 with 10 years of service. For participants who joined the Executive Life Program after January 1, 2007, coverage will cease at termination.

- *Long-Term Incentive Awards.* All unvested stock option, SAR and RSU awards that have been held for one year at the time of retirement would immediately vest and become exercisable if the participant is at least age 60 with five years of service at retirement. PSUs and PCAs would become vested on a pro rata basis, based on actual performance for the entire performance period.

Mr. McInerney was the only named executive officer eligible for retirement under definitions of retirement for many of the plans in 2019. He became fully vested in January 2019 in the Restoration Plan balance noted in the Non-Qualified Deferred Compensation Table above upon meeting the required age and service requirements. Assuming retirement on December 31, 2019, Mr. McInerney would have been eligible to receive the following payments and benefits:

Retirement

	Mr. McInerney
RSU Vesting[1]	$ 2,980,261
PSU Vesting[2]	7,991,869
Pro-Rated Annual Incentive Award[3]	2,500,000
Total	**$13,472,130**

[1] Reflects the aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2019 of $4.40) which would immediately vest as of the executive's retirement.

[2] Based on current progress towards goals, the table reflects a payout of 2017-2019 PSUs based on actual amounts awarded and a pro-rata payout of 2018-2020 PSUs based on a maximum level of performance (in each case based on the closing price of Genworth common stock on December 31, 2019 of $4.40). Performance-based equity awards that have been held for less than one year at the time of termination are forfeited, and therefore, Mr. McInerney would have forfeited his 2019-2021 PSUs granted on May 16, 2019.

[3] Reflects a pro rata portion of any annual incentive award, based on actual performance results.

CEO Pay Ratio

The CEO pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

We determined that as of December 31, 2019, our total number of U.S. employees was 2,896 and our total number of non-U.S. employees was 269. We excluded from this employee population a total of 52 employees from: Mexico (39), India (12), and Hong Kong (1), as the total number of employees from these non-U.S. jurisdictions was less than 5% of our total employee population.

As previously disclosed, on December 12, 2019, we completed the sale of our majority interest in Genworth Canada. With the divestiture of this subsidiary, 258 employees were removed from our employee population, which we consider to potentially have a significant impact on our pay ratio assessment. Consequently, we have identified our median employee based on the employee population as of December 31, 2019.

To determine our median employee pay, we chose the sum of base salary and target annual incentive as our consistently applied compensation measure. For hourly employees, we used their anticipated hours worked to determine annual base pay. Using this methodology, and after ranking all included employees by this measurement, we identified the median employee for 2019, and calculated their total annual compensation.

This median employee's total annual compensation for 2019 was $90,616. The annual total compensation of our CEO for 2019, as shown in the Summary Compensation Table, was $9,102,634. Accordingly, the ratio of CEO pay to median employee pay was 100:1.

Audit Matters

Proposal 3

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our consolidated financial statements and to attest to the effectiveness of our internal control over financial reporting. The Audit Committee has selected KPMG LLP ("KPMG") as our independent registered public accounting firm for 2020. KPMG has served continuously as our independent auditor in connection with and since our initial public offering in 2004. KPMG is a registered public accounting firm with the Public Company Accounting Oversight Board ("PCAOB"), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB.

The Audit Committee recognizes the importance of maintaining the independence of the company's independent auditor, both in fact and appearance. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a rotation of the independent auditor. In addition, the Audit Committee has adopted restrictions on our hiring of a KPMG partner, director, manager, staff, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other persons having responsibility for providing audit assurance on any aspect of their certification of the company's financial statements. The committee also requires the lead KPMG partner assigned to our audit to be rotated at least every five years. The Audit Committee and its chairperson are directly involved in the selection of the new lead partner.

Each year, the Audit Committee evaluates the qualifications, performance and independence of the company's independent auditor and determines whether to re-engage the current independent auditor for the following year. In doing so, the Audit Committee considers, among other things: (i) external data relating to audit quality and performance, including recent PCAOB reports on KPMG and its peer firms; (ii) KPMG's tenure as our independent auditor and its familiarity with our operations and businesses, accounting policies and practices and internal control over financial reporting; (iii) the quality and efficiency of the services provided by the auditors, the auditors' capabilities and technical expertise; and (iv) KPMG's independence.

Based on this evaluation, the members of the Audit Committee and our Board of Directors believe that the continued retention of KPMG is in the best interests of the company and our stockholders.

KPMG representatives are expected to attend the 2020 Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

We are asking our stockholders to ratify the selection of KPMG as our independent registered public accounting firm. Although ratification is not required by our certificate of incorporation or Bylaws or otherwise, the Board is submitting the selection of KPMG to our stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

> ✔ The Board of Directors recommends that Stockholders vote **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year 2020.

Engagement of Independent Registered Public Accounting Firm

Upon the approval of the Audit Committee, Genworth retained KPMG to audit our consolidated financial statements for 2019 and to attest to the effectiveness of the company's internal control over financial reporting. In addition, Genworth retained KPMG, as well as other accounting firms, to provide other accounting and advisory services in 2019.

Approval of Audit and Non-Audit Services

We understand the need for KPMG to maintain objectivity and independence in its audit of our consolidated financial statements. As required by the Audit Committee's charter and applicable SEC and PCAOB rules and regulations, the Audit Committee pre-approves all audit, audit-related, tax and other permitted non-audit services performed by KPMG, including the amount of fees payable for such services, to ensure that the provision of such services does not impair KPMG's independence. The Audit Committee may not delegate this responsibility to management. Certain audit and audit-related services and fees are pre-approved by the Audit Committee on an annual basis in connection with the engagement of KPMG as the company's independent registered public accounting firm for the fiscal year. Other audit, audit-related and permitted non-audit services have been pre-approved by the Audit Committee pursuant to our Audit Committee's Key Practices and are subject to fee caps. Any other audit, audit-related and permitted non-audit services and all tax services must be specifically pre-approved by the Audit Committee.

Auditor Fees

The aggregate fees billed by KPMG in 2019 and 2018 for professional services rendered were:

Type of Fees	2019	2018
	(in millions)	
Audit Fees[1]	$ 9.3	$ 9.0
Audit-Related Fees[2]	1.3	1.1
Tax Fees[3]	—	—
All Other Fees[4]	0.1	0.1
Total	$10.7	$10.2

[1] Fees for services to perform an audit or review in accordance with either the standards of the PCAOB or similar bodies in other countries, or generally accepted auditing standards and services that generally only Genworth's independent registered public accounting firm can reasonably provide, such as the audit of Genworth's consolidated financial statements included in public offerings or filings, the review of the financial statements included in our Quarterly Reports on Form 10-Q, and for services that are normally provided by accountants in connection with statutory and regulatory filings or engagements.

[2] Fees for assurance and related services that are traditionally performed by Genworth's independent registered public accounting firm, such as audit and related services for employee benefit plan audits, internal control reviews, document production requests, attest services not required by statute or regulation, and consultation concerning financial accounting and reporting standards, including in connection with the pending Oceanwide transaction.

[3] Fees for tax compliance, consultation and planning services. Tax compliance generally involves preparation of original and amended tax returns, claims for refunds, tax payment planning services and assistance with tax audits and filing appeals and totaled $48,915 for 2019 and $44,540 for 2018. Tax consultation and tax planning encompass a diverse range of services, including assistance in connection with tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities and totaled $0 for 2019 and 2018.

[4] Fees not considered audit or audit-related, such as the actuarial services, workpaper access for strategic due diligence, and advice and assistance for the dissolution of entities.

Report of the Audit Committee

We have reviewed and discussed the company's audited financial statements and management's annual report on internal control over financial reporting with management, which has primary responsibility for the financial statements and related internal controls. KPMG LLP ("KPMG"), the company's independent registered public accounting firm for 2019, is responsible for expressing an opinion on the conformity of the company's audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the company's internal control over financial reporting. The committee has discussed with KPMG the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board (United States) (the "PCAOB"). The committee has received the written disclosures and the letter from KPMG in accordance with PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, regarding the independent accountant's communications with the audit committee concerning independence, and the committee discussed with KPMG that firm's independence. The committee also concluded that KPMG's provision of audit and non-audit services, as described in the next section, to the company and its affiliates is compatible with KPMG's independence.

Based on the review and discussions referred to above, the committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 for filing with the U.S. Securities and Exchange Commission. This report is provided by the following independent directors, who constitute the committee:

Robert P. Restrepo Jr., Chair
Thomas E. Moloney
Debra J. Perry
James S. Riepe

Questions and Answers about the 2020 Annual Meeting and Proxy Voting

What matters are to be voted on at the 2020 Annual Meeting?

Genworth intends to present the following proposals for stockholder consideration and voting at the 2020 Annual Meeting:

1. to elect the nine nominees named in this Proxy Statement as directors to serve until the next annual meeting;
2. to approve, on an advisory basis, the compensation of our named executive officers;
3. to ratify the selection of KPMG LLP ("KPMG") as our independent registered public accounting firm for 2020; and
4. to transact such other business as may properly come before the 2020 Annual Meeting or any adjournment thereof.

What is the recommendation of the Board of Directors with respect to each proposal?

The Board of Directors recommends votes:

- **FOR** the election of the nine nominees named in this Proxy Statement as directors;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and
- **FOR** the ratification of the selection of KPMG as our independent registered public accounting firm for 2020.

Will any other matters be presented for a vote at the 2020 Annual Meeting?

At this time, we are not aware of any other matters that will be presented for a vote at the 2020 Annual Meeting. However, if another matter were to be properly presented, the proxies would use their own judgment in how to vote on that matter.

Who is entitled to vote at the 2020 Annual Meeting?

All holders of our Class A Common Stock, par value $0.001 (our "common stock"), issued and outstanding at the close of business on October 16, 2020 (the "record date") are entitled to vote at the 2020 Annual Meeting. As of the record date, there were 505,594,794 shares of our common stock issued and outstanding. Each share outstanding on the record date will be entitled to one vote.

How do I participate at the 2020 Annual Meeting?

The 2020 Annual Meeting will be held entirely online at www.virtualshareholdermeeting.com/GNW2020 to allow greater participation. To vote or ask questions at the 2020 Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card, or on the instructions that accompany your proxy materials. Shares held in your name as the stockholder of record may be voted electronically during the 2020 Annual Meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted electronically during the 2020 Annual Meting, provided that you have the stockholder of record's proxy and the 16-digit control number located on its proxy card. Even if you plan to attend the 2020 Annual Meeting, however, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the 2020 Annual Meeting.

How do I vote my shares?

Record Holders. Stockholders of record may vote their shares at the 2020 Annual Meeting, or may submit a proxy to cause their shares to be represented and voted at the 2020 Annual Meeting. Stockholders of record may grant a proxy with respect to their shares by mail, by telephone or by Internet. Granting a proxy by telephone or by Internet will be available through 11:59 p.m. Eastern time on December 9, 2020. Voting instructions appear on your proxy card. If you grant a proxy by telephone or by Internet, please have your proxy card available.

Beneficial Holders. If you are the beneficial owner, but not the record owner, of our common stock, you will receive instructions about voting from the bank, broker or other nominee that is the stockholder of record of your shares. Your ability to vote over the Internet or by telephone depends on the voting procedures of your bank, broker or other nominee.

Retirement Plan Holders. If you hold shares of our common stock through the Genworth Financial, Inc. Retirement and Savings Plan (the "Retirement and Savings Plan"), you will receive instructions about how to direct the trustee of your plan to vote your shares. Please review these voting instructions to determine your ability to vote over the Internet or by telephone.

Proxies or voting instruction forms submitted by mail, telephone or Internet will be voted in the manner indicated by the individuals named on the proxy or the voting instruction form.

What if I sign and return my proxy or voting instructions but do not specify how to vote my shares?

Record Holders. If you submit a proxy but do not specify how your shares are to be voted, the proxies will vote your shares:

- **FOR** the election of the nine nominees named in this Proxy Statement as directors;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and
- **FOR** the ratification of the selection of KPMG as our independent registered public accounting firm for 2020.

Beneficial Holders. If you submit a voting instruction form to your bank, broker or other nominee but do not specify how to vote your shares, your shares will be voted in the bank, broker or other nominee's discretion with respect to the ratification of KPMG but such shares will not be voted with respect to the election of directors, or the proposal to approve, on an advisory basis, the compensation of our named executive officers.

Retirement Plan Holders. If you hold your shares through the Retirement and Savings Plan and submit your voting instruction form but do not specify how to vote your shares, the shares credited to your account will be voted by the trustee in the same proportion that it votes shares in other accounts for which it received timely instructions.

May I change or revoke my proxy after it is submitted?

Yes, you may change or revoke your proxy before the 2020 Annual Meeting by:

- subsequently granting a proxy by telephone or by Internet;
- returning a later-dated proxy card;
- sending your notice of revocation to our Corporate Secretary; or
- attending the 2020 Annual Meeting and voting electronically.

If you submit your changed proxy or revocation by telephone or by Internet, it must be received by 11:59 p.m. Eastern time on December 9, 2019. If you submit your changed proxy or revocation by another method specified above, it must be received before the polls close for voting. Attendance at the meeting alone will not revoke a previously submitted proxy.

What will I need to attend the 2020 Annual Meeting?

You are entitled to attend the 2020 Annual Meeting only if you are a holder of record or a beneficial owner of our common stock as of the record date, or you hold a valid proxy for the 2020 Annual Meeting.

In the event you plan to attend the 2020 Annual Meeting, please follow the below instructions:

If you are a Genworth stockholder, you may attend the 2020 Annual Meeting, vote, and submit a question during the 2020 Annual Meeting by visiting www.virtualshareholdermeeting.com/GNW2020 and using your 16-digit control number to enter the meeting.

If you do not comply with the procedures outlined above, you will not be admitted to the virtual Annual Meeting.

What is a quorum?

In order for business to be conducted at the 2020 Annual Meeting, a quorum must be present. A quorum will be present if stockholders of record holding a majority in voting power of the outstanding shares of stock entitled to vote at the meeting are present or are represented by proxies.

What vote is required for the items of business at the 2020 Annual Meeting?

Holders of our common stock will vote as a single class and will be entitled to one vote per share with respect to each matter to be presented at the 2020 Annual Meeting.

Election of directors. Under our Bylaws, each of the nominees for director receiving a majority of votes cast by holders of our common stock at the meeting or by proxy shall be elected to our Board of Directors, unless the election is contested, in which case directors shall be elected by a plurality of votes properly cast. An election shall be contested if, as determined by the Board of Directors, the number of nominees exceeds the number of directors to be elected. A majority of votes cast means that the number of votes cast for a director exceeds the number of votes cast against that director, with abstentions and "broker non-votes" counting as votes neither for nor against such director's election. Under our Bylaws, any incumbent director who is a nominee in an uncontested election who does not receive a majority of votes cast shall promptly tender his or her resignation from the Board of Directors following the certification of the stockholder vote. Any resignation so received will not be made effective until it is acted upon by the Board of Directors. The Nominating Committee will assess the appropriateness of the nominee continuing to serve as a director and will recommend to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Nominating Committee's recommendation and publicly disclose its decision and the reason for the decision. The director resignation procedures set forth in our Bylaws do not apply to contested elections of directors.

The Board of Directors has proposed nine nominees for election. No other nominees for election to the Board of Directors have been submitted for election in accordance with the Bylaws. Thus, the Board of Directors has not determined that the election will be contested, and each director will be elected by a majority of votes cast.

Advisory vote to approve named executive officer compensation. The affirmative vote of the holders of a majority of shares of our common stock present at the meeting or by proxy and entitled to vote on the matter is required for the non-binding, advisory vote to approve the compensation of our named executive officers. The vote is advisory, and therefore not binding on the company, the Compensation Committee or our Board of Directors. However, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

Ratification of the selection of KPMG as our independent registered public accounting firm for 2020. The affirmative vote of the holders of a majority of shares of our common stock present at the meeting or by proxy and entitled to vote on the matter is required for the ratification of the selection of KPMG as our independent registered public accounting firm for 2020.

Other matters. The affirmative vote of the holders of a majority of shares of our common stock present at the meeting or by proxy and entitled to vote on the matter is required for approval of any other matters.

How are abstentions and broker non-votes counted?

Because the election of directors is uncontested, directors will be elected by a majority of votes cast, as provided under our Bylaws. Abstentions will not be counted in determining whether a director has received a majority of the votes cast for his or her election. Abstentions will have the same effect as votes "against" the advisory vote to approve named executive officer compensation, and the proposal to ratify the selection of KPMG as our independent registered public accounting firm for 2020.

If a bank, broker or other nominee returns a proxy card indicating that it does not have discretionary authority to vote as to a particular matter ("broker non-votes"), those shares will be treated as not entitled to vote on that matter. Brokers do not have the discretionary authority to vote on the election of directors. Broker non-votes do not count as votes and, therefore, will not be counted in determining whether a director has received a majority of the votes cast for his or her election.

Brokers also do not have the discretionary authority to cast an advisory vote on named executive officer compensation. As a result, brokers will not be treated as entitled to vote on this matter and, therefore, will not have any effect on the outcome of the proposal.

The ratification of the selection of KPMG as our independent registered public accounting firm for 2020 is deemed to be a discretionary matter and brokers will be permitted to vote uninstructed shares as to such matter.

Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present.

Who counts the votes?

The Board will continue, as it has in past years, to retain an independent tabulator to receive and tabulate the proxies and appoint an independent inspector of election to certify the results.

What are the costs for soliciting proxies for the 2020 Annual Meeting?

Proxies will be solicited on behalf of the Board of Directors by mail, telephone, or other electronic means and we will pay the solicitation costs. Copies of proxy materials and of the 2019 Annual Report will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners, and we will reimburse such record holders for their reasonable expenses. Georgeson Inc. has been retained to assist in soliciting proxies at a fee of $17,500, plus distribution costs and other costs and expenses.

What is the deadline for submission of stockholder proposals for the 2021 Annual Meeting?

The rules of the U.S. Securities and Exchange Commission (the "SEC") establish the eligibility requirements and the procedures that must be followed for a stockholder's proposal to be included in a public company's proxy materials. Pursuant to those rules, any proposal for inclusion in Genworth's proxy materials for an annual meeting held in 2021 (the "2021 Annual Meeting") would have to be received at our principal executive offices on or before July 4, 2021. However, if the date of the 2021 Annual Meeting changes by more than 30 days from the anniversary of the 2020 Annual Meeting, then the deadline is a reasonable time before we begin to print and send our proxy materials for the 2021 Annual Meeting. Although Genworth and Oceanwide remain committed to satisfying the closing conditions under the Merger Agreement as soon as possible, if we hold a 2021 Annual Meeting, we expect that such meeting would be held on or about May 20, 2021. Further, if we were to hold the 2021 Annual Meeting on or about that date, we would expect to begin printing and sending the proxy materials for such meeting commencing on or about April 9, 2021. In that case, because we would have moved the 2021 meeting date by more than 30 days from the anniversary of the 2020 Annual Meeting, proposals submitted for inclusion in Genworth's 2021 proxy materials would have to be received a reasonable time before we print and send our proxy materials. Genworth is requesting that any stockholder proposals for inclusion in the 2021 proxy materials be submitted no later than January 19, 2021, if the meeting is moved more than 30 days from the anniversary of the 2020 Annual Meeting. Proposals for inclusion in our 2021 proxy materials must comply with all requirements of the rules of the SEC.

In addition, our Bylaws establish an advance notice procedure with regard to director nominations and other business proposals by stockholders intended to be presented at the 2021 Annual Meeting of Stockholders. For these nominations or other business proposals to be properly brought before the meeting by a stockholder, since we expect that, if held, the 2021 Annual Meeting will occur on a date that is more than 30 days before the anniversary of the 2020 Annual Meeting, the stockholder must deliver written notice to us not earlier than the close of business on the 120th day prior to the 2021 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2021 Annual Meeting or the tenth (10th) day following the day on which we first publicly announce the date of such meeting. Such nominations and other business proposals must comply with all requirements set forth in our Bylaws. Our Bylaws provide that business proposals that comply with all rules and requirements of the SEC and are included in our Proxy Statement are deemed to comply with the advance notice procedures in our Bylaws.

All notices of intention to present director nominations or other business proposals at the 2021 Annual Meeting, whether or not intended to be included in our proxy materials, should be addressed to: Corporate Secretary, Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230.

Where can I find the voting results of the 2020 Annual Meeting?

The preliminary voting results are expected to be announced at the 2020 Annual Meeting. In addition, within four business days following the 2020 Annual Meeting, we intend to file the final voting results with the SEC on Form 8-K. If the final voting results have not been certified within that four-day period, we will report the preliminary voting results on Form 8-K at that time and will file an amendment to the Form 8-K to report the final voting results within four business days of the date that the final results are certified. The final voting results will also be posted in the corporate governance section of our website. To view the results, go to www.genworth.com, select "Investors," then select "Corporate Governance" and finally select "2020 Annual Meeting Results."

May I request electronic delivery of proxy statements and annual reports in the future?

Stockholders of record may elect to receive future proxy statements and annual reports electronically by providing consent to electronic delivery online at www.proxyvote.com. Should you choose to receive your proxy materials electronically, your choice will remain in effect until you notify Genworth or Broadridge Financial Solutions, Inc., in accordance with applicable law, that you wish to resume mail delivery of these documents. If you hold your Genworth common stock through a bank, broker or other nominee, refer to the information provided by that entity for instructions on how to receive your proxy materials electronically.

Where can I view this Proxy Statement and Genworth's 2019 Annual Report electronically?

This Proxy Statement and Genworth's 2019 Annual Report may be viewed online at *www.proxyvote.com*.

How can I get a copy of Genworth's Annual Report on Form 10-K?

To obtain a copy of Genworth's 2019 Annual Report, which includes our Form 10-K for the fiscal year ended December 31, 2019, without charge, address your request to Investor Relations, Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230. In addition, the 2019 Annual Report may be accessed at our website. To view, go to www.genworth.com, select "Investors," then select "SEC Filings" and finally select "Annual Reports." Our Form 10-K for the fiscal year ended December 31, 2019 also may be accessed at the SEC's website at www.sec.gov.

Other Information

Voting

Your vote is important. We encourage you to participate in the 2020 Annual Meeting, either by attending and voting or by voting through other acceptable means. Whether or not you plan to attend the 2020 Annual Meeting, please take the time to vote your shares as soon as possible. You can ensure that your shares are voted at the meeting by submitting your proxy by telephone, by Internet or by completing, signing, dating and returning the proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). Submitting your proxy by any of these methods will not affect your right to attend the meeting and vote. A stockholder who gives a proxy may revoke it by voting at the 2020 Annual Meeting, by delivering a subsequent proxy or by notifying Genworth's Corporate Secretary in writing of such revocation. Attendance at the meeting alone will not revoke a previously submitted proxy.

Each share of Class A Common Stock issued and outstanding as of the record date is entitled to one vote for each director nominee and one vote for each of the other proposals properly presented at the meeting. Your vote is important, and we urge you to vote.

Meeting Admission

If you plan to attend the 2020 Annual Meeting, please follow the instructions on page 84 of the accompanying Proxy Statement.

2019 Annual Report

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 accompanies this Proxy Statement.

Date of Distribution

This Proxy Statement is furnished in connection with the solicitation of proxies by Genworth on behalf of the Board of Directors for the 2020 Annual Meeting. The Notice of 2020 Annual Meeting of Stockholders, the Proxy Statement and proxy card are first being made available or mailed to stockholders on or about October 28, 2020.

Compensation Information

The compensation information included in the Proxy Statement reflects compensation paid to our directors and named executive officers in 2019, which was previously disclosed in Amendment No. 1 to our Form 10-K for the fiscal year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission ("SEC") on April 10, 2020 ("Amendment No. 1 to Form 10-K"). Certain additional information, including information about our corporate governance, director independence, our policy for related party transactions, and accounting fees and services, was also disclosed in Amendment No. 1 to Form 10-K.

Internet Availability of Proxy Materials

We are making this Proxy Statement and our 2019 Annual Report, which includes our Form 10-K for the fiscal year ended December 31, 2019 (the "2019 Annual Report"), available to our stockholders on the Internet. We mailed to many of our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including this Proxy Statement and our 2019 Annual Report. The Notice of Internet Availability of Proxy Materials also provides instructions on how to vote online, by mail or by telephone. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request these materials. Other stockholders, in accordance with their prior requests, have received e-mail notification of how to access our proxy materials and vote online, or have been mailed paper copies of our proxy materials and a proxy card (or a voting instruction form from their broker, bank or other nominee).

Internet distribution of proxy materials is designed to expedite receipt by stockholders, lower the costs associated with our 2020 Annual Meeting, and reduce the environmental impact of our 2020 Annual Meeting. However, if you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions for requesting such materials contained on the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

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Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230
genworth.com

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